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MCKOOL SMITH HENNIGAN, P.C.

J. MICHAEL HENNIGAN (SBN 59491)

hennigan@mckoolsmithhennigan.com

300 South Grand Avenue, Suite 2900

Los Angeles, CA 90071

Telephone: (213) 694-1200

Facsimile: (213) 694-1234

MCKOOL SMITH HENNIGAN, P.C.

COURTLAND L. REICHMAN (SBN 268873)

creichman@mckoolsmith.com

255 Shoreline Drive, Suite 510

Redwood Shores, CA 94065

Telephone: (650) 394-1401

Facsimile: (650) 394-1422

ZWERLING, SCHACHTER & ZWERLING, LLP

ROBIN F. ZWERLING (pro hac vice to be filed)

rzwerling@zsz.com

JEFFREY C. ZWERLING (pro hac vice to be filed)

jzwerling@zsz.com

SUSAN SALVETTI (pro hac vice to be filed)

ssalvetti@zsz.com

ANDREW W. ROBERTSON (pro hac vice to be filed)

arobertson@zsz.com

ANA M. CABASSA-TORRES (pro hac vice to be filed)

acabassa@zsz.com

41 Madison Avenue

New York, NY 10010

Telephone: (212) 223-3900

Facsimile: (212) 371-5969

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

COMPLAINT

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Christopher Zoidis, Howard Gurwin,	Civil No. 3:16-cv-2289
Kevin M. Heckman, Jacqueline Peiffer,
Virginia A. Durand Trust, Charles L.	COMPLAINT
Sommer and Barbara L. Sommer,
Jury Trial Demanded
Plaintiffs,

v.

T. Rowe Price Associates, Inc.,

Defendant.

Plaintiffs Christopher Zoidis, Howard Gurwin, Kevin M. Heckman, Jacqueline Peiffer Virginia A. Durand Trust, Charles L. Sommer and Barbara L. Sommer (together, “Plaintiffs”) bring this action against Defendant T. Rowe Price Associates, Inc. (“Defendant” or “T. Rowe Associates”). Plaintiffs allege the following upon information and belief except for those allegations as to themselves, which are alleged upon personal knowledge. The allegations are based upon an investigation conducted by and through Plaintiffs’ counsel, which included, inter alia, a review of documents filed with the Securities and Exchange Commission (the “SEC”) and other public information.

OVERVIEW OF ACTION

 1. Plaintiffs bring his action against Defendant pursuant to Section 36(b) of the Investment Company Act of 1940 (the “1940 Act”), 15 U.S.C. § 80a-35(b), on behalf of and for the benefit of the following funds: (i) T. Rowe Price Blue Chip Growth Fund (the “Blue Chip Growth Fund”); (ii) T. Rowe Price Capital Appreciation Fund (the “Capital Appreciation Fund”); (iii) T. Rowe Price Equity Income Fund (the “Equity Income Fund”); (iv) T. Rowe Price Growth Stock Fund (the “Growth Stock Fund”); (v) T. Rowe Price International Stock Fund (the “International Stock Fund”); (vi) T. Rowe Price High Yield Fund (the “High Yield Fund”); (vii) T. Rowe Price New Income Fund (the “New Income Fund”); and (viii) the T. Rowe Price Small Cap Stock Fund (the “Small Cap Fund”) (collectively, the “Funds”).

COMPLAINT

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 2. Defendant is the investment adviser to the Funds and receives an annual fee from each Fund for providing investment management services, including managing each Fund’s portfolio of assets.

 3. Under Section 36(b), Defendant owes a fiduciary duty to each Fund with respect to the investment management fees paid by each Fund.

 4. Defendant breached that fiduciary duty by receiving investment management fees from each Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

 5. The investment management fee rates charged to the Funds are as much as 73% higher than the rates negotiated at arm’s length by Defendant with other clients for the same or substantially the same investment management services.

 6. The Funds collectively pay Defendant as much as $388 million more in fees each year than they would pay for Defendant’s investment management services had the fee rates been negotiated at arm’s length.

 7. The Funds’ investment management fee rates have enabled Defendant to retain for itself the benefits of economies of scale resulting from increases in each of the Funds’ assets under management during recent years, without appropriately sharing those benefits with the Funds.

 8. The aggregate amount of investment management fees paid by the Funds has increased by more than 108% in recent years, from less than $487 million in fiscal year 2008 to more than $1.0 billion in the Funds’ most recently reported fiscal year ended 2015.

 9. The increase in the fees paid by each Fund was not accompanied by a proportionate increase in the services provided by Defendant or the cost of providing investment management services to each Fund.

 10. The increase in fees paid by each Fund resulted in increased profits for Defendant at the expense of each Fund.

 11. Plaintiffs bring this action to recover for each Fund the excessive and unlawful investment management fees in violation of Section 36(b), as well as lost profits and other actual damages caused by each Fund’s payment of those fees.

COMPLAINT

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JURISDICTION AND VENUE

 12. The claims asserted herein arise under Section 36(b) of the 1940 Act, 15 U.S.C. § 80a-35(b).

 13. This Court has jurisdiction of the claims pursuant to Sections 36(b)(5) and 44 of the 1940 Act, 15 U.S.C. §§ 80a-35(b)(5), 80a-43, and 28 U.S.C. § 1331.

 14. Venue is proper in this judicial district pursuant to Section 44 of the 1940 Act, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391 because Defendant is an inhabitant of this district, maintains an office in this district, and/or transacts business in this district, and because certain of the acts and transactions giving rise to Plaintiffs’ claims occurred in this district.

PARTIES

 15. Plaintiff Christopher Zoidis, a resident of the State of Michigan, is a shareholder in the Blue Chip Growth Fund, and has continuously owned shares in the Fund since at least January 2014.

 16. Plaintiff Howard Gurwin, a resident of the State of Michigan, is a shareholder in the Capital Appreciation Fund and High Yield Fund, and has continuously owned shares in both Funds since at least January 2014.

 17. Plaintiff Charles L. Sommer, a resident of the State of New York, is a shareholder in the Equity Income, and has continuously owned shares since at least 2011.

 18. Plaintiff Kevin M. Heckman, a resident of the State of Michigan, is a shareholder in the Price Growth Stock Fund, and has continuously owned shares in the Fund since at least December 2014.

 19. Plaintiff Barbara L. Sommer, a resident of the State of New York, is a shareholder in the International Stock Fund, and has continuously owned shares since at least 2011.

 20. Plaintiff Jacqueline Peiffer, a resident of the State of New York, is a shareholder in the New Income Fund and has continuously owned shares in the New Income Fund since at least December 2014.

 21. Plaintiff Virginia A. Durand Revocable Living Trust, a trust organized under the laws of the State of Michigan, is a shareholder in the

COMPLAINT

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Small Cap Fund, and has continuously owned shares in the Fund since at least January 2014.

 22. Defendant T. Rowe Associates is a corporation organized under the laws of the State of Maryland. Defendant is a wholly owned subsidiary of T. Rowe Price Group, Inc.

 23. Defendant maintains an office within this judicial district at 333 Bush Street, Suite 2250, San Francisco, CA 94104.

THE FUNDS’ ORGANIZATION AND OPERATIONS

 24. Except for the International Stock Fund, each of the Funds is an open-end management investment company, also known as a “mutual fund,” registered under the 1940 Act.

 25. The International Stock Fund is a series of T. Rowe Price International Fund, Inc., an open-end management investment company.

 26. The Funds, along with over 82 other T. Rowe Price funds, are collectively referred to as the “T. Rowe Price Funds.”

 27. Like other mutual funds, the Funds are collective investments that pool money from investors and invest the money in a portfolio of securities.

 28. Each Fund issues shares to investors, such as Plaintiffs, who invest money in the Fund, and become shareholders in the Fund. Each share issued by a Fund represents, and may be redeemed for, a pro rata interest in that Fund’s underlying portfolio of securities (less any fees and other liabilities).

 29. Like most other mutual funds, the Funds do not have employees or facilities of their own. The Funds’ operations are conducted by external service providers, such as Defendant, pursuant to contracts with the Funds.

 30. Defendant serves as each Fund’s investment adviser and, in that capacity, is responsible for managing each Fund’s portfolio of securities, including researching potential investments and deciding which securities will be purchased for or sold from the portfolio.

 31. Other service providers, including certain of Defendant’s affiliates, provide other services to the Funds and their shareholders, such as communicating with shareholders about the Funds, maintaining records of

COMPLAINT

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each shareholder’s ownership of Fund shares, and managing the process by which Fund shares are purchased by or redeemed by shareholders.

 32. The T. Rowe Price Funds are overseen by the same Board of Trustees, consisting of 13 members.

 33. The Board is responsible for, among other things, selecting and monitoring the service providers for the T. Rowe Price Funds.

DEFENDANT’S INVESTMENT MANAGEMENT SERVICES TO THE FUNDS

 34. Defendant serves as investment adviser to the Blue Chip Growth Fund pursuant to an Investment Management Agreement between Defendant and the Blue Chip Growth Fund (the “Blue Chip Growth IMA”), initially dated April 22, 1993, and most recently amended on April 20, 2005.

 35. Defendant serves as investment adviser to the Capital Appreciation Fund pursuant to an Investment Management Agreement between Defendant and the Capital Appreciation Fund (the “Capital Appreciation IMA”) dated April 24, 1997, and most recently amended on August 1, 2004.

 36. Defendant serves as investment adviser to the Equity Income Fund pursuant to an Investment Management Agreement between Defendant and the Equity Income Fund (the “Equity Income IMA”) dated May 1, 1987, and most recently amended on April 20, 2005.

 37. Defendant serves as investment adviser to the Growth Stock Fund pursuant to an Investment Management Agreement between Defendant and the Growth Stock Fund (the “Growth Stock IMA”) dated May 1, 1991, and most recently amended on April 20, 2005.

 38. Defendant serves as investment adviser to the High Yield Fund pursuant to an Investment Management Agreement between Defendant and the High Yield Fund (the “High Yield IMA”) dated July 1, 1987, and most recently amended on August 1, 2004.

 39. Defendant serves as investment adviser to the International Stock Fund pursuant to an Investment Management Agreement between Defendant and the T. Rowe Price International Funds, Inc. (the “International Stock IMA”) dated May 1, 1990, and most recently amended on December 31, 2010.

COMPLAINT

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 40. Defendant serves as investment adviser to the New Income Fund pursuant to an Investment Management Agreement between Defendant and the New Income Fund (the “New Income IMA”) dated July 1, 1987, and most recently amended on August 1, 2004.

 41. Defendant serves as investment adviser to the Small Cap Fund pursuant to an Investment Management Agreement between Defendant and the Small Cap Fund (the “Small Cap IMA”), and most recently amended on August 1, 2014.

 42. The Blue Chip Growth IMA, Capital Appreciation IMA, Equity Income IMA, Growth Stock IMA, High Yield IMA, International Stock IMA, New Income IMA, and Small Cap IMA (collectively referred to as the “IMAs”) contain substantially the same terms.

 43. The IMAs require Defendant to provide investment management services to each Fund, including: (a) “supervis[ing] and direct[ing] the investments of” each Fund in accordance with each Fund’s investment objective, program and  restrictions as provided in its prospectus; (b) “formulat[ing] and implement[ing] a continuing program” for each Fund; (c) determining which securities and other investments will be purchased, retained or sold by each Fund; and (d) placing orders for purchase and sale on behalf of each Fund.

 44. The IMAs require Defendant to make certain reports and to maintain certain books and records relating to its investment management services to each Fund.

 45. Each Fund’s prospectus, filed with the SEC annually, provides additional information about the investment management services provided by Defendant to each Fund, including each Fund’s investment objective, the types of securities in which each Fund invests, and the strategies employed by Defendant in managing each Fund.

 Blue Chip Growth Fund

 46. According to the Blue Chip Growth Fund’s prospectus filed with the SEC on May 1, 2015 (the “Blue Chip Growth Prospectus”), the fund’s investment objective is to provide long-term capital growth, as well as income.

 47. The Blue Chip Growth Prospectus also states that Defendant invests in the following types of securities and employs the following investment strategies in managing the Blue Chip Growth Fund: (a) invest at

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least 80% of its portfolio in the common stocks of large- and medium-sized blue chip growth companies; (b) may at times invest significantly in stock of technology companies; (c) principally invest in common stock, preferred stock, convertible securities, warrants, debt securities, hybrid securities and illiquid securities; (d) will select stocks that have a good prospect for dividend growth; (e) no more than 20% of the Fund’s portfolio invested in foreign securities; and (f) may invest in debt securities and derivatives.

 48. The lead portfolio manager for the Blue Chip Growth Fund is Larry J. Puglia, who is principally responsible for Defendant’s investment management services provided to the Blue Chip Growth Fund.

 Capital Appreciation Fund

 49. According to the Capital Appreciation Fund’s prospectus filed with the SEC on November 4, 2015 (the “Capital Appreciation Prospectus”), the fund’s investment objective is to provide long-term capital appreciation by investing primarily in common stocks. The Capital Appreciation Fund also holds fixed income and other securities to help preserve principal value.

 50. The Capital Appreciation Prospectus also states that Defendant invests in the following types of securities and employs the following investment strategies in managing the Capital Appreciation Fund: (a) invest at least 50% of its portfolio in the common stocks of established U.S. companies that have above-average potential for capital growth; (b) invest the remaining 50% of its assets in convertible securities, corporate and government debt (including mortgage- and asset-backed securities), bank loans and foreign securities; (c) no more than 25% of the Fund’s portfolio invested in foreign securities; (d) no more than 25% of its total assets invested in below investment-grade debt securities (“junk bonds”) and bank loans; and (e) no more than 10% of its total assets invested in mortgage- and asset-backed securities.

 51. The lead portfolio manager for the Capital Appreciation Fund is David R. Giroux, who is principally responsible for Defendant’s investment management services provided to the Capital Appreciation Fund.

 Equity Income Fund

 52. According to the Equity Income Fund’s prospectus filed with the SEC on December 15, 2015 (the “Equity Income Prospectus”), the

COMPLAINT

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fund’s investment objective is to seek a high level of dividend income and long-term capital growth primarily through investments in stocks.

 53. The Equity Income Prospectus also states that Defendant invests in the following types of securities and employs the following investment strategies in managing the Equity Income Fund: (a) invest at least 80% of its net assets in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued; (b) seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth; (c) employs a “value” approach in selecting investments; and (d) may invest in foreign securities and fixed income securities.

 54. The lead portfolio manager for the Equity Income Fund is John D. Linehan, who is principally responsible for Defendant’s investment management services provided to the Equity Income Fund.

 Growth Stock Fund

 55. According to the Growth Stock Fund’s prospectus filed with the SEC on August 17, 2015 (the “Growth Stock Prospectus”), the fund’s investment objective is long-term capital growth through investments in stocks.

 56. The Growth Stock Prospectus also states that Defendant invests in the following types of securities and employs the following investment strategies in managing the Growth Stock Fund: (a) invest at least 80% of its net assets in the common stocks of a diversified group of growth companies; (b) principally invest in stocks of large-capitalization companies with one or more of the following characteristics: strong cash flow and an above-average rate of earnings growth; the ability to sustain earnings momentum during economic downturns; and occupation of a lucrative niche in the economy and the ability to expand even during times of slow economic growth; (c) may at times invest significantly in technology stock; and (d) may invest in foreign securities.

 57. The lead portfolio manager for the Growth Stock Fund is Joseph B. Fath, who is principally responsible for Defendant’s investment management services provided to the Growth Stock Fund.

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 High Yield Fund

 58. According to the High Yield Fund’s prospectus filed with the SEC on October 1, 2015 (the “High Yield Prospectus”), the fund’s investment objective is primarily to seek high current income and, secondarily, capital appreciation.

 59. The High Yield Prospectus also states that the Defendant invests in the following types of securities and employs the following investment strategies in managing the High Yield Fund: (a) principally invest at least 80% of its net assets in a diversified portfolio of high yield corporate bonds and other income-producing convertible securities and preferred stocks that are rated below investment-grade or not rated by any major credit rating agency but deemed to be below investment-grade by Defendant; (b) no more than 15% of the fund’s portfolio invested in loan participations and assignments; (c) no more than 20% of the fund’s portfolio invested in foreign debt securities; (d) may use forward currency exchange contracts and credit default swaps; and (e) the average weighted maturity of the fund’s bond holding will ordinarily range between 5 and 10 years.

 60. The lead portfolio manager for the High Yield Fund is Mark J. Vaselkiv, who is principally responsible for Defendant’s investment management services provided to the High Yield Fund.

 International Stock Fund

 61. According to the International Stock Fund’s prospectus filed with the SEC on March 1, 2016 (the “International Stock Prospectus”), the fund’s investment objective is to seek long-term growth of capital through investments primarily in the common stocks of established, non-U.S. companies.

 62. The International Stock Prospectus also states that Defendant invests in the following types of securities and employs the following investment strategies in managing the International Stock Fund: (a) to invest substantially all of its assets in stocks outside the U.S. and to diversify broadly among developed  and emerging countries throughout the world; (b) focuses on bottom-up stock selection; (c) security selection reflects a growth style, identifying companies capable of achieving and sustaining above-average, long-term earnings growth; (d) at least 80% of the fund’s net assets will be invested in stocks.

 63. The lead portfolio manager for the International Stock Fund is Richard N. Clattenburg, who is principally responsible for Defendant’s investment management services provided to the International Stock Fund.

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 New Income Fund

 64. According to the New Income Fund’s prospectus filed with the SEC on October 1, 2015 (the “New Income Prospectus”), the fund’s investment objective is to seek the highest level of income consistent with the preservation of capital over time by investing primarily in marketable debt securities.

 65. The New Income Fund Prospectus also states that Defendant invests in the following types of securities and employs the following investment strategies in managing the New Income Fund: (a) invest at least 80% of its portfolio in income-producing investment grade debt securities; (b) principally invest in U.S. government and agency obligations, mortgage- and asset-backed securities, corporate bonds, foreign bonds, collateralized mortgage obligations, Treasury inflation protected securities and equities; (c) at least 80% of the debt securities will be rated investment grade; (d) up to 15% of the fund’s total may be invested in “split-rated securities”; (e) no more than 20% of the fund’s portfolio invested in non-U.S. dollar denominated foreign debt securities; and (f) no more than 5% of the fund’s portfolio invested in junk bonds.

 66. The lead portfolio manager for the New Income Fund is Daniel O. Shackelford, who is principally responsible for Defendant’s investment management services provided to the New Income Fund.

 Small Cap Fund

 67. According to the Small Cap Fund’s prospectus filed with the SEC on August 17, 2015 (the “Small Cap Prospectus”), the fund’s investment objective is to provide long-term capital growth by investing primarily in stocks of small companies.

 68. The Small Cap Prospectus also states that Defendant invests in the following types of securities and employs the following investment strategies in managing the Small Cap Fund: (a) invest at least 80% of its net assets in stocks of small companies; (b) stock selection may reflect either a growth or value investment approach; (c) may invest in foreign securities and fixed income securities.

 69. The lead portfolio manager for the Small Cap Fund is Gregory A. McCrickard, who is principally responsible for Defendant’s investment management services provided to the Small Cap Fund.

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 70. In providing investment management services to the Funds, Defendant must comply with the 1940 Act and related rules and regulations issued by the SEC, as well as with various provisions of federal law.

 71. Each Fund’s portfolio managers are supported by a staff of legal, compliance, and administrative personnel, who are responsible for ensuring that Defendant’s investment management services comply with applicable law, including the 1940 Act, and for maintaining books and records relating to Defendant’s provision of investment management services to the Funds.

INVESTMENT MANAGEMENT FEES
CHARGED TO AND PAID BY THE FUNDS

 72. For the investment management services provided by Defendant to the Funds, each IMA requires each Fund to pay Defendant an annual investment management fee which consists of two components: (i) a group fee and (ii) an individual fund fee.

 73. The group fee is calculated based on the combined assets under management or “AUM” of the T. Rowe Price Funds applied to the following graduated fee schedule:

AUM	Group Fee Rate
Up to $1 billion	0.4800%
From $1 billion to $2 billion	0.4500%
From $2 billion to $3 billion	0.4200%
From $3 billion to $4 billion	0.3900%
From $4 billion to $5 billion	0.3700%
From $5 billion to $7 billion	0.3600%
From $7 billion to $9 billion	0.3500%
From $9 billion to $14 billion	0.3400%
From $14 billion to $24 billion	0.3300%
From $24 billion to $34 billion	0.3200%
From $34 billion to $50 billion	0.3100%
From $50 billion to $80 billion	0.3050%
From $80 billion to $120 billion	0.3000%

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AUM	Group Fee Rate
From $120 billion to $160 billion	0.2950%
From $160 billion to $220 billion	0.2900%
From $220 billion to $300 billion	0.2850%
From $300 billion to $400 billion	0.2800%
From $400 billion to $500 billion	0.2750%
Over $500 billion	0.2700%

 74. The same group fee applies to each Fund.

 75. As of December 31, 2015, the effective annual group fee rate was 0.29%.

 76. The individual fund fee for each Fund is calculated as a percentage of such Fund’s AUM.

 77. The individual fund fee schedule for each Fund is set forth in the following table:

Fund	Individual Fund Fee Schedule
Blue Chip Growth Fund	Up to $15 billion in AUM – 0.300%; and
Over $15 billion in AUM – 0.255%
Capital Appreciation Fund	On all AUM – 0.30%
Equity Income Fund	Up to $15 billion in AUM – 0.25%; and
Over $15 billion in AUM – 0.21%
Growth Stock Fund	Up to $15 billion in AUM – 0.25%; and
Over $15 billion in AUM – 0.21%
High Yield Fund	On all AUM – 0.30%
International Stock Fund	On all AUM – 0.35%
New Income Fund	Up to $20 billion in AUM – 0.15%; and
Over $20 billion in AUM – 0.1275%
Small Cap Fund	On all AUM – 0.45%

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 78. The following table sets forth each Fund’s effective management fee rate (i.e., the sum of the group fee plus the Fund’s individual fund fee) for fiscal year 2015 and the dollar amount of management fees charged to each Fund pursuant to its IMAs by Defendant after waivers and reimbursements for that year:

Fund	Management Fees FY 2015	Effective Management Fee Rate – FY 2015
Blue Chip Growth Fund	$165,888,000	0.57%
Capital Appreciation Fund	$141,505,000	0.59%
Equity Income Fund	$139,416,000	0.52%
Growth Stock Fund	$233,803,000	0.52%
High Yield Fund	$58,067,000	0.59%
International Stock Fund	$90,186,000	0.64%
New Income Fund	$116,502,000	0.44%
Small Cap Fund	$67,139,000	0.74%
Total Management Fee	$1,012,506,000

DEFENDANT PROVIDES THE SAME OR SUBSTANTIALLY THE SAME INVESTMENT MANAGEMENT SERVICES TO SUBADVISED FUNDS

 79. T. Rowe Associates provides investment management services to other clients.

 80. Those clients include the following mutual funds: (a) the VALIC Company I – Blue Chip Growth Fund (“VALIC Subadvised Blue Chip Growth Fund”); (b) MassMutual Select Blue Chip Growth Fund (“MassMutual Subadvised Blue Chip Growth Fund”); (c) MML Blue Chip Growth Fund (“MML Subadvised Blue Chip Growth Fund”); (d) VY T. Rowe Price Capital Appreciation Portfolio (“VY Subadvised Capital Appreciation Fund”); (e) JNL/T. Rowe Price Capital  Appreciation Fund (“JNL Subadvised Capital Appreciation Fund); (f) Allianz Variable Insurance Products Trust – AZL T. Rowe Price Capital Appreciation Fund (“AZL Subadvised Capital Appreciation Fund”); (g) MainStay VP Funds Trust – MainStay VP T. Rowe Price Equity Income Portfolio (“MainStay Subadvised Equity Income Portfolio”); (h) VY(R) T. Rowe Price Equity Income Portfolio (“VY Subadvised Equity Income Portfolio”); (i) Great West Funds, Inc – Great-West T. Rowe Price Equity Income Fund Portfolio (“GW Subadvised Equity Income Fund”); (j) MML Equity Income Fund (“MML Subadvised Equity Income Fund”); (k)

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Vantagepoint Funds – Equity Income Fund (“Vantagepoint Subadvised Equity Income Fund”); (l) EQ/T. Rowe Price Growth Stock Portfolio (“EQ Subadvised Growth Fund”); (m) JNL/T. Rowe Price Established Growth Fund (“JNL Subadvised Growth Fund”); (n) LVIP T. Rowe Price Growth Stock Fund (“LVIP Subadvised Growth Fund”); (o) Metropolitan Series Fund – T. Rowe Price Large Cap Growth Portfolio (“MSF Subadvised Growth Fund”); (p) Optimum Fund Trust – Optimum Large Cap Growth Fund (“Optimum Subadvised Growth Fund”); (q) Penn Series Funds, Inc. – Penn Series Large Growth Stock Fund (“Penn Subadvised Growth Fund”); (r) Season Series Trust – Stock Portfolio (“Season Subadvised Growth Fund”); (s) Thrivent Series Fund, Inc. – Thrivent Partner Growth Stock Portfolio (“Thrivent Subadvised Growth Fund”); (t) VY T. Rowe Price Growth Equity Portfolio (“VY Subadvised Growth Fund”); (u) Penn Series Fund – Penn Series High Yield Bond Fund (“Subadvised High Yield Fund”); (v) Voya Investor Trust - VY T. Rowe Price International Stock Portfolio (“Subadvised International Stock Fund”); (w) John Hancock Variable Insurance Trust – New Income Trust (“Subadvised New Income Fund”); and (x) VALIC Co I - Small Cap Fund (“Subadvised Small Cap Fund”) (collectively referred to as the “Subadvised Funds”).

 81. Each of the Subadvised Funds was organized and sponsored by a financial institution independent of T. Rowe Associates.

 82. Like the Funds, each Subadvised Fund is an open-end management investment company and is registered under the 1940 Act.

 83. Each Subadvised Fund is part of a business trust or corporation organized under state law.

 84. Like the Funds, each Subadvised Fund issues shares to investors who invest money in the fund, and each share represents, and may be redeemed for, a pro rata interest in the Subadvised Fund’s underlying portfolio of securities (less any fees and other liabilities).

 85. Each Subadvised Fund’s investment advisors have subcontracted with T. Rowe Associates to provide investment management services to the Subadvised Funds pursuant to subadvisory agreements.

 86. T. Rowe Associates acts as a so-called “subadviser” and provides investment management services to each Subadvised Fund in exchange for a fee.

 87. The fees that T. Rowe Associates receives for providing investment management services to the Subadvised Funds are paid by each Subadvised Fund’s advisers.

 88. The investment management services that T. Rowe Associates provides as subadviser to the Subadvised Funds are the same or substantially the same as the services T. Rowe Associates provides to the Funds pursuant to the IMAs.

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 89. The subadvisory agreements require T. Rowe Associates to provide the same or substantially the same types of investment management services as are required by each of the Fund’s IMAs. For example, like each of the Fund’s IMAs, the subadvisory agreement for JNL Subadvised Growth Fund requires T. Rowe Associates to: (a) “make investment decisions for, all assets of” the JNL Subadvised Growth Fund; (b) “furnish an investment program” for the fund; and (c) place orders for the purchase and sales of securities.

 90. Like each Fund’s IMA, the subadvisory agreements require T. Rowe Associates to make reports and to maintain books and records relating to its provision of investment management services to the Subadvised Funds.

 Subadvised Blue Chip Growth Funds

 91. Defendant employs the same or substantially the same investment objective and strategies and invests in the same or substantially the same types of securities on behalf of the VALIC Subadvised Blue Chip Growth Fund, MassMutual Subadvised Blue Chip Growth Fund, and MML Subadvised Blue Chip Growth Fund (collectively, the “Subadvised Blue Chip Growth Funds”) as it does on behalf of the Blue Chip Growth Fund. For example, the following chart compares the Blue Chip Growth Fund’s Prospectus to the prospectus for the VALIC Subadvised Blue Chip Growth Fund dated October 1, 2015:

	Blue Chip Growth Fund	VALIC Subadvised Blue Chip Growth Fund
Investment Objective	To provide long–term capital growth	To provide long–term capital growth

	Income is a secondary objective	Income is a secondary objective
Types of Securities	Common and preferred stocks, convertible securities, debt securities, hybrid securities, warrants and illiquid securities	Common and preferred stocks, convertible securities, debt securities, hybrid securities, warrants and illiquid securities

	no more than 20% in foreign securities	no more than 20% in foreign securities

COMPLAINT

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	Blue Chip Growth Fund	VALIC Subadvised Blue Chip Growth Fund
	no more than 5% in below-investment-grade debt securities	may invest in below-investment-grade debt securities
	no more than 10% in hybrid securities	no more than 10% in hybrid securities

	no more than 15% in illiquid securities	no more than 15% in illiquid securities
Investment Strategies	“invest at least 80% of its net assets…in the common stocks of large- and medium-sized blue chip growth companies”	invests “at least 80% of [its] net assets in the common stocks of large- and mid-cap blue chip growth companies”

	“focus on companies with leading market position, seasoned management, and strong financial fundamentals”	“focus on companies with leading market position, seasoned management, and strong financial fundamentals”

“[F]und’s investment approach reflects our belief that solid company fundamentals (with an emphasis on the potential for strong growth in earnings per share or operating cash flow) combined with a positive outlook for a company’s industry will ultimately reward investors with strong investment performance”

“[I]nvestment approach reflects the [subadvisor’s] belief that solid company fundamentals (with emphasis on strong growth in earnings per share or operating cash flow) combined with a positive industry outlook will ultimately reward investors with strong investment performance”

	Invest in companies with “good prospects for dividend growth”	Invests in companies with “good prospects for dividend growth”

	“may at times invest significantly in stocks of technology companies"	“may… invest significantly in stock of technology companies”

COMPLAINT

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 92. The Blue Chip Growth Fund and the Subadvised Blue Chip Growth Funds are managed by the same portfolio manager, Larry J. Puglia.

 93. Larry J. Puglia uses the same or substantially the same investment strategies, research and analysis, and systems, technology, and other resources in providing investment management services to the Subadvised Blue Chip Growth Funds as used in providing investment management services to the Blue Chip Growth Fund.

 Subadvised Capital Appreciation Funds

 94. Defendant employs the same or substantially the same investment objective and strategies and invests in the same or substantially the same types of securities on behalf of the VY Subadvised Capital Appreciation Fund, JNL Subadvised Capital Appreciation Fund, and AZL Subadvised Capital Appreciation Fund (collectively, the “Subadvised Capital Appreciation Funds”). For example, he following chart compares the Capital Appreciation Prospectus to the prospectus for the JNL Subadvised Capital Appreciation Fund dated April 27, 2015:

	Capital Appreciation Fund	JNL Subadvised Cpaital Apprecitaion Fund
Investment Ojective	Seeks long-term capital appreciation by investing primarily in common stocks	Seeks long-term capital appreciation by investing primarily in common stock

May also hold fixed income and other securities to help preserve principal value
Types of Securities	To invest at least 50% of its total assets in the common stocks	To invest at least 50% of its total assets in the common stocks

	Also invests in convertible securities, corporate and government debt, banks loans, foreign securities, and futures and options	Also invests in convertible securities, corporate and government debt, banks loans, foreign securities, futures and options

COMPLAINT

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Capital Appreciation Fund	JNL Subadvised Cpaital Apprecitaion Fund
May invest up to 25% of its total assets in foreign securities	May invest up to 25% of its total assets in foreign securities

May invest up to 25% of its total assets in junk bonds and bank loans, and up to 10% of its total assets in mortgage- and asset- backed securities	May invest up to 25% of its total assets in junk bonds and bank loans, and up to 10% of its total assets in mortgage- and asset- backed securities

May invest up to 10% of its total assets in hybrid securities	May invest up to 10% of its total assets in hybrid securities

May invest up to 15% of its total assets in illiquid securities	May invest up to 15% of its total assets in illiquid securities

May invest in registered investment companies	May invest in registered investment companies

Fund also writes (i.e., sells) call options, primarily in an effort to protect against downside risk or to generate additional income	Fund also writes (i.e., sells) call options, primarily in an effort to protect against downside risk or to generate additional income

COMPLAINT

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	Capital Appreciation Fund	JNL Subadvised Cpaital Apprecitaion Fund
Investment Strategies

“[F]und’s investments in stocks generally fall into one of two categories: the larger category comprises long-term core holdings whose prices when we buy them are considered low in terms of company assets, earnings, or other factors; the smaller category comprises opportunistic investments whose prices we expect to rise in the short term but not necessarily over the long term”

“[F]und’s investments in common stocks generally fall into one of two categories: the larger category comprises long-term core holdings whose prices when [Subadviser] buys them are considered low in terms of company assets, earnings, or other factors; the smaller category comprises opportunistic investments whose prices [Subadviser] expects to rise in the short term but not necessarily over the long term”

T. Rowe Associates uses a value approach when selecting securities and “seeks to identify companies that seem undervalued by various measures, such as price/book value, and may be temporarily out of favor but [it] believes have good prospects for capital appreciation”

Subadviser uses a value approach when selecting securities and “seeks to identify companies that seem undervalued by various measures, such as price/book value, and may be temporarily out of favor but Sub-Adviser believes have good prospects for capital appreciation”

	“[N]o limits on the market capitalization of the issuers of the stocks in which the fund invests”	“[N]o limits on the market capitalization of the issuers of the stocks in which the Fund may invests”

COMPLAINT

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Capital Appreciation Fund	JNL Subadvised Cpaital Apprecitaion Fund
“May establish relatively large positions in companies we find particularly attractive”	"May establish relatively large positions in companies [Subadviser] finds particularly attractive”

 95. The Capital Appreciation Fund and the Subadvised Capital Appreciation Funds are managed by the same portfolio manager, David R. Giroux.

 96. David R. Giroux uses the same or substantially the same investment strategies, research and analysis, and systems, technology, and other resources in providing investment management services to the Subadvised Capital Appreciation Funds as used in providing investment management services to the Capital Appreciation Fund.

 Subadvised Equity Income Funds

 97. Defendant employs the same or substantially the same investment objective and strategies and invests in the same or substantially the same types of securities on behalf of the MainStay Subadvised Equity Income Portfolio, VY Subadvised Equity Income Portfolio, GW Subadvised Equity Income Fund, MML Subadvised Equity Income Fund, and Vantagepoint Subadvised Equity Income Fund (collectively, the “Subadvised Equity Income Funds”) as it does on behalf of the Equity Income Fund. For example, the following chart compares the Equity Income Prospectus to the prospectus for MainStay Subadvised Portfolio dated May 1, 2015:

	Equity Income Funds	MainStay Subadvised Equity Income Portfolio
Investment Ojective	Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks	Seeks a high level of dividend income and long-term capital growth primarily through investments in stocks
Types of Securities	Invest at least 80% of its net assets in common stocks	Invest at least 80% of its net assets in common stocks

	Invest up to 25% in foreign securities	Invest up to 25% in foreign securities

	Invest in fixed income securities, limited to 10% in junk bonds	Invest in fixed income securities, limited to 10% in junk bonds

COMPLAINT

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	Equity Income Funds	MainStay Subadvised Equity Income Portfolio

	Invest up to 10% in hybrid instruments	Invest up to 10% in hybrid instruments

	Invest up to 15% in illiquid securities	Invest up to 15% in illiquid securities
Investment Strategies	“Invest at least 80% of its assets...in common stocks, with an emphasis on large-capitalization stocks that have strong track records of paying dividends or that are believed to be undervalued”	“Invest at least 80% of its assets...in common stocks, with an emphasis on large-capitalization stocks that have strong track records of paying dividends or that are believed to be undervalued”

	Employs a “value” approach in selecting investments	Employs a “value” approach in selecting investments

	Seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth”	Seeks companies that appear to be undervalued by various measures and may be temporarily out of favor but have good prospects for capital appreciation and dividend growth”

	Generally look for companies in the aggregate with one or more of the following:	Generally look for companies in the aggregate with one or more of the following:
	-an established operating history;	-an established operating history;
	-above-average dividend yield relative to the S&P 500;	-above-average dividend yield relative to the S&P 500;
	-low price/earnings ratio relative to the S&P 500;	-low price/earnings ratio relative to the S&P 500;
	-a sound balance sheet and other positive financial characteristics; and;	-a sound balance sheet and other positive financial characteristics; and;
	-low stock price relative to a company’s underlying value as measured by assets, cash flow or business franchises.	-low stock price relative to a company’s underlying value as measured by assets, cash flow or business franchises.

COMPLAINT

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 98. The Equity Income Fund and the Subadvised Equity Income Funds are managed by the same portfolio manager, John D. Linehan.

 99. John D. Linehan uses the same or substantially the same investment strategies, research and analysis, and systems, technology, and other resources in providing investment management services to the Subadvised Equity Income Funds as used in providing investment management services to the Equity Income Fund.

 Subadvised Growth Stock Funds

 100. Defendant employs the same or substantially the same investment objective and strategies and invests in the same or substantially the same types of securities on behalf of the EQ Subadvised Growth Fund, JNL Subadvised Growth Fund, LVIP Subadvised Growth Fund, MSF Subadvised Growth Fund, Optimum Subadvised Growth Fund, Penn Subadvised Growth Fund, Season Subadvised Growth Fund, Thrivent Subadvised Growth Fund, and VY Subadvised Growth Fund (collectively the “Subadvised Growth Stock Funds”) as it does on behalf of the Growth Stock Fund. For example, the following chart compares the Growth Stock Prospectus to the prospectus for the JNL Subadvised Growth Fund dated April 27, 2015:

	Growth Stock Fund	JNL Subadvised Growth Fund
Investment Ojective	Seeks long-term capital appreciation by investing primarily in common stocks	Seeks long-term capital appreciation by investing primarily in common stock
Types of Securities	Common and preferred stocks, convertible securities, debt securities, hybrids securities, illiquid securities and warrants/derivatives	Common and preferred stocks, convertible securities, debt securities, hybrids, illiquid securities and warrants/derivatives

	No more than 30% of its net assets in foreign securities	May invest up to 30% of its total assets in foreign securities

	No more than 10% of its net assets in hybrid securities	No more than 10% of its net assets in hybrid securities

	No more than 15% of its net assets in illiquid securities	No more than 15% of its net assets in illiquid securities

COMPLAINT

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	Growth Stock Fund	JNL Subadvised Growth Fund
Investment Strategies	“Invest at least 80% of its net assets…in the common stocks of a diversified group of growth companies”	Invest “generally in common stocks of large-capitalization companies”

Principally invests in “stocks of large-capitalization companies with one or more of the following characteristics: strong cash flow and an above-average rate of earnings growth; the ability to sustain earnings momentum during economic downturns; and occupation of a lucrative niche in the economy and the ability to expand even during times of slow economic growth.”

“Sub-Adviser generally seeks investments in stocks of large-capitalization companies with one or more of the following characteristics: strong cash flow and an above-average rate of earnings growth; the ability to sustain earnings momentum during economic downturns; and occupation of a lucrative niche in the economy and the ability to expand even during times of slow economic growth”

“[M]ay at times invest significantly in technology stock”

 101. The Growth Stock Fund and the Subadvised Growth Stock Funds are managed by the same portfolio manager, Joseph B. Fath.

 102. Joseph B. Fath uses the same or substantially the same investment strategies, research and analysis, and systems, technology, and other resources in providing investment management services to the Subadvised Growth Stock Funds as used in providing investment management services to the Growth Stock Fund.

 Subadvised High Yield Fund

 103. Defendant employs the same or substantially the same investment objective and strategies and invests in the same or substantially the same types of securities on behalf of the Subadvised High Yield Fund as it does on behalf of High Yield Fund. For example, the following chart compares the High Yield Prospectus to the prospectus for the Subadvised High Yield Fund dated April 30, 17 2015:

COMPLAINT

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	High Yield Fund	Subadvised High Yield Fund
Investment Ojective	Seeks high current income and, secondarily, capital appreciation	Seeks to realize high current income
Types of Securities	High yield corporate bonds, convertible securities, preferred stocks, and derivatives	High yield corporate bonds, convertible securities, preferred stocks, and derivatives

	May invest up to 20% of total assets in foreign securities	May invest up to 20% of total assets in foreign securities

	May invest up to 20% of total assets in equity securities (including up to 10% in warrants)	May invest up to 20% of total assets in equity securities (including up to 10% in warrants)

	May invest up to 15% of net assets in loan participations and assignments	May invest up to 15% of net assets in loan participations and assignments

	May invest up to 10% of net assets in mortgage- and asset- backed securities	May invest up to 10% of net assets in mortgage- and asset- backed securities

	May invest up to 10% in hybrid instruments	May invest up to 10% in hybrid instruments
Investment Strategies

Invest at least 80% of its net assets in a widely diversified portfolio of high yield corporate bonds as well as income-producing convertible securities and preferred stocks that are rated below investment-grade or not rated by any major credit rating agency but deemed to be below investment-grade by T. Rowe Price Associates

“Invests at least 80% of its net assets..., in a widely diversified portfolio of high yield corporate bonds..., income-producing convertible securities and preferred stock”

COMPLAINT

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High Yield Fund	Subadvised High Yield Fund

High yield bond issuers include small or relatively new companies lacking the history or capital to merit investment-grade status, former blue chip companies downgraded because of financial problems, companies electing to borrow heavily to finance or avoid a takeover or buyout, and firms with heavy debt loads

High yield bond issuers include U.S. and foreign issuers, small or relatively new companies lacking the history or capital to merit investment-grade status, former blue-chip companies downgraded because of financial problems, companies electing to borrow heavily to finance or avoid a takeover or buyout, and firms with heavy debt loads

Fund’s weighted average maturity generally is expected to be in the five to ten years	“Fund’s dollar-weighted maturity generally is expected to be in the five- to ten-year range”

 104. The High Yield Fund and Subadvised High Yield Fund are managed by the same portfolio manager, Mark J. Vaselkiv.

 105. Mark J. Vaselkiv uses the same or substantially the same investment strategies, research and analysis, and systems, technology, and other resources in providing investment management services to the Subadvised High Yield Fund as used in providing investment management services to the High Yield Fund.

 Subadvised International Stock Fund

 106. Defendant employs the same or substantially the same investment objective and strategies and invests in the same or substantially the same types of securities on behalf of the Subadvised International Stock Fund as it does on behalf of the International Stock Fund. For example, the following chart compares the International Stock Prospectus to the prospectus for the Subadvised International Stock Fund dated April 28, 2015:

	Internationl Stock Fund	Subadvised Internationl Stock Fund
Investment Ojective	Seeks long-term growth of capital through investments primarily in the common stocks of established, non-U.S. companies	Seeks long-term growth of capital

COMPLAINT

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	Internationl Stock Fund	Subadvised Internationl Stock Fund
Types of Securities	Invest at least 80% of the net assets in stocks	Invests at least 80% of its net assets in stocks

	Futures and options	Futures and options

	Currency derivatives	Currency derivatives
Investment Strategies	“[I]nvest substantially all of its assets in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world”	“Invest substantially all of its assets in stocks outside the United States and to diversify broadly among developed and emerging countries throughout the world”

	T. Rowe Price’s decision- making process focuses on bottom-up stock selection	Sub-advisers’ decision making process focuses on bottom-up stock selection

	Country allocation is driven largely by stock selection, though the adviser may limit investments in markets that appear to have poor overall prospects	Country allocation is driven largely by stock selection, though the Sub-Adviser may limit investments in markets that appear to have poor overall prospects

	Security selection reflects a growth style, that identifies companies capable of achieving and sustaining above-average, long-term earnings growth	Security selection reflects a growth style, that identifies companies capable of achieving and sustaining above-average, long-term earnings growth

	In selecting investments, the fund generally favors companies with one or more of the following characteristics:	In selecting investments, the Sub-Adviser generally favors companies with one or more of the following characteristics:
	-leading or improving market position;	-leading or improving market position;
	-attractive business niche;	-attractive business niche;

COMPLAINT

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Internationl Stock Fund	Subadvised Internationl Stock Fund
-attractive or improving franchise or industry position;	-attractive or improving franchise or industry position;
-seasoned management;	-seasoned management;
-stable or improving earnings and/or cash flow; and	-stable or improving earnings and/or cash flow; and
-sound or improving balance sheet	-sound or improving balance sheet

 107. The International Stock Fund and Subadvised International Stock Fund are managed by the same portfolio manager, Richard N. Clattenburg.

 108. Richard N. Clattenburg uses the same or substantially the same investment strategies, research and analysis, and systems, technology, and other resources in providing investment management services to the Subadvised International Stock Fund as used in providing investment management services to the International Stock Fund.

 Subadvised New Income Fund

 109. Defendant employs the same or substantially the same investment objective and strategies and invests in the same or substantially the same types of securities on behalf of the Subadvised New Income Fund as it does on behalf of the New Income Fund. For example, the following chart compares the New Income Fund’s Prospectus to the prospectus for the Subadvised New Income Fund dated April 27, 2015:

	New Income Fund	Subadvised New Income Fund
Investment Ojective	Seeks the highest level of income consistent with the preservation of capital over time by investing primarily in marketable debt securities	Seeks a high level of current income consistent with the preservation of capital

COMPLAINT

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	New Income Fund	Subadvised New Income Fund
Types of Securities	U.S. government and agency obligations, mortgage- and asset-backed securities, corporate bonds, foreign bonds, collateralized mortgage obligations, Treasury inflation protected securities

U.S. government and agency obligations, mortgage- and asset-backed securities, corporate bonds, foreign securities including emerging markets, collateralized mortgage obligations (CMOs), Treasury inflation protected securities

	May invest up to 15% of the fund’s total assets may be invested in “split-rated securities”	May invest up to 15% of the fund’s total assets may be invested in “split-rated securities”

	May invest up to 20% of its total assets in non-U.S. dollar-denominated foreign debt securities	May invest up to 10% of its total assets in non-U.S. dollar-denominated foreign debt securities

	May invest up to 5% of its total assets in junk bonds	May invest up to 5% of its total assets in junk bonds
Investment Strategies

Invests at least 80% of the total assets in income-producing investment-grade debt securities that possess what we believe have favorable total return (income plus changes in principal characteristics)

Invest at least 80% of its total assets in income-producing securities

	No maturity restrictions	No maturity restrictions

Portfolio’s weighted average maturity is expected to be between four and fifteen years

 110. The New Income Fund and the Subadvised New Income Fund are managed by the same portfolio manager, Daniel O. Shackelford.

COMPLAINT

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 111. Daniel O. Shackelford uses the same or substantially the same investment strategies, research and analysis, and systems, technology, and other resources in providing investment management services to the Subadvised New Income Fund as used in providing investment management services to the New Income Fund.

 Subadvised Small Cap Fund

 112. Defendant employs the same or substantially the same investment objective and strategies and invests in the same or substantially the same types of securities on behalf of the Subadvised Small Cap Fund as it does on behalf of the Small Cap Fund. For example, the following chart compares the Small Cap Fund Prospectus to the prospectus for the Subadvised Small Cap Fund dated September 28, 2015:

	Small-Cap Fund	Subadvised Small-Cap Fund
Investment Ojective	Seeks to provide long-term capital growth by investing primarily in stocks of small companies	Seeks to provide long-term capital growth by investing primarily in the stocks of small companies
Types of Securities	Common and preferred stocks, convertible securities, warrants, fixed income securities, derivatives and illiquid and hybrids securities	Common and preferred stocks, convertible securities, warrants, fixed income securities, and illiquid and hybrids securities

	No more than 10% of its total assets in foreign stocks	No more than 30% of its total assets in foreign stocks

No more than 10% of its total assets in junk bonds

	No more than 10% of its total assets in hybrid securities	No more than 10% of its total assets in hybrid securities

	No more than 15% of its total assets in illiquid securities	No more than 15% of its total assets in illiquid securities
Investment Strategies	Invests at least 80% of net assets in stocks of small companies	Invests at least 80% of net assets in stocks of small companies

COMPLAINT

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Small-Cap Fund	Subadvised Small-Cap Fund

Stock selection may reflect either a growth or value investment approach	Stock selection may reflect a growth or a value investment approach or a combination of both

 113. The Small Cap Fund and the Subadvised Small Cap Fund are managed by the same portfolio manager, Gregory A. McCrickard.

 114. Gregory A. McCrickard uses the same or substantially the same investment strategies, research and analysis, and systems, technology, and other resources in providing investment management services to the Subadvised Small Cap Fund as used in providing investment management services to the Small Cap Fund.

 115. In providing investment management services to the Subadvised Funds, T. Rowe Associates must comply with the same or substantially the same provisions of the 1940 Act, SEC regulations, and federal tax law as when it provides investment management services to the Funds.

 116. The same or substantially the same legal, compliance, and administrative personnel are responsible for ensuring that T. Rowe Associates’ investment management services comply with applicable law and for maintaining books and records relating to T. Rowe Associates’ provision of investment management services to the Subadvised Funds. The same or substantially the same systems, technology, and other resources are used in performing those tasks for the Subadvised Funds as are used for the Funds.

THE FUNDS PAY HIGHER FEES THAN THE SUBADVISED FUNDS FOR DEFENDANT’S INVESTMENT MANAGEMENT SERVICES

 117. The fees that Defendant receives for providing investment management services to the Subadvised Funds are lower than the fees paid by the Funds to Defendant for the same or substantially the same services.

 Blue Chip Growth Fund

 118. The Blue Chip Growth Fund’s investment management fee rate of 57 basis points is as much as 69.4% higher than the fee rates paid on behalf of the Subadvised Blue Chip Growth Funds:

COMPLAINT

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Fund	Fee Rate	Difference (%)
Blue Chip Growth Fund	0.57%
VALIC Subadvised Blue Chip Growth Fund	0.40% on AUM up to $250 million; 0.375% on AUM from $250 million to $500 million; and 0.35% on AUM over $500 million	61.80%
MassMutual Subadvised Blue Chip Growth Fund	0.335% effective rate	69.40%
MML Subadvised Blue Chip Growth Fund	0.335% effective rate	69.40%

 119. If the Blue Chip Growth Fund’s investment management fees were calculated using the fee rates for the Subadvised Blue Chip Growth Funds, the Blue Chip Growth Fund would pay up to $67.4 million less in fees annually at current asset levels (approximately $29 billion in AUM):

Fee Schedule	Fees Paid (at $29B in AUM)	Difference ($)
Blue Chip Growth Fund	$164,575,000
VALIC Subadvised Blue Chip Growth Fund	$101,687,500	$62,887,500
MassMutual Subadvised Blue Chip Growth Fund	$97,150,000	$67,425,000
MML Subadvised Blue Chip Growth Fund	$97,150,000	$67,425,000

 Capital Appreciation Fund

 120. The Capital Appreciation Fund’s investment management fee rate of 59 basis points on all AUM is as much as 68.6% higher than the fee rates paid on behalf of the Subadvised Capital Appreciation Funds:

Fund	Fee Rate	Difference (%)
Capital Appreciation Fund	0.59% on all AUM
VY Subadvised Capital	When assets exceed $3 billion: 0.35% on all AUM	68.6%

COMPLAINT

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Fund	Fee Rate	Difference (%)
JNL Subadvised Capital Appreciation Fund	When assets exceed $3 billion: 0.35% on all AUM	68.6%
AZL Subadvised Capital Appreciation Fund	When assets exceed $3 billion: 0.35% on all AUM	68.6%

 121. If the Capital Appreciation Fund’s investment management fees were calculated using the fee rate for the Subadvised Capital Appreciation Funds, the Capital Appreciation Fund would pay up to $57.6 million less in fees annually at current asset levels (approximately $24 billion in AUM):

Fee Schedule	Fees Paid (at $24B in AUM)	Difference ($)
Capital Appreciation Fund	$141,6000
VY Subadvised Capital	$84,000,000	$57,600,000
JNL Subadvised Capital Appreciation Fund	$84,000,000	$57,600,000
AZL Subadvised Capital Appreciation Fund	$84,000,000	$57,600,000

 Equity Income Fund

 122. The Equity Income Fund’s investment management fee rate of 52 points on all AUM is as much as 73% higher than the fee fate rate paid on behalf of the Subadvised Equity Income Funds:

Fund	Fee Rate	Difference (%)
Equity Income Fund	0.52%
MainStay Subadvised Equity Income Portfolio	When assets exceed $1 billion: 0.30% on all AUM	73%
VY Subadvised Equity Income Portfolio	When assets exceed $1 billion: 0.30% on all AUM	73%
GW Subadvised Equity Income Fund	When assets exceed $1 billion: 0.30% on all AUM	73%

COMPLAINT

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Fund	Fee Rate	Difference (%)
MML Subadvised Equity Income Fund	0.30% effective rate	73%
Vantagepoint Subadvised Equity Income Fund	When assets exceed $1 billion: 0.30% on all AUM	73%

 123. If the Equity Income Fund’s investment management fees were calculated using the fee rate for the Subadvised Equity Income Funds, Equity Income Fund would pay up to $48.4 million less in fees annually at current asset levels (approximately $22 billion in AUM):

Fee Schedule	Fees Paid (at $22B in AUM)	Difference ($)
Equity Income Fund	$114,400,000
MainStay Subadvised Equity Income Portfolio	$66,000,000	$48,400,000
VY Subadvised Equity Income Portfolio	$66,000,000	$48,400,000
GW Subadvised Equity Income Fund	$66,000,000	$48,400,000
MML Subadvised Equity Income Fund	$66,000,000	$48,400,000
Vantagepoint Subadvised Equity Income Fund	$66,000,000	$48,400,000

 Growth Stock Fund

 124. The Growth Stock Fund’s investment management fee rate of 52 basis points on all AUM is as much as 60% higher than the fee rate paid on behalf of the Subadvised Growth Stock Funds:

Fund	Fee Rate	Difference (%)
Growth Stock Fund	0.52%
EQ Subadvised Growth Fund	When assets exceed $1 billion: 0.35% on all AUM	49%

COMPLAINT

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Fund	Fee Rate	Difference (%)
JNL Subadvised Growth Fund	When assets exceed $1 billion: 0.35% on AUM up to $1 billion; and 0.325% on AUM over $1 billion	60%
LVIP Subadvised Growth Fund	0.39% effective rate	33%
MSF Subadvised Growth Fund	When assets exceed $1 billion: 0.35% on AUM up to $1 billion; and 0.325% on AUM over $1 billion	60%
Optimum Subadvised Growth Fund	0.40% on AUM up to $250 million; 0.375% on AUM from $250 million to $500 million; and 0.35% on AUM over $500 million	48%
Penn Subadvised Growth Fund	When assets exceed $1 billion: 0.35% on AUM up to $1 billion; and 0.325% on AUM over $1 billion	60%
Season Subadvised Growth Fund	When assets exceed $1 billion: 0.35% on AUM up to $1 billion; and 0.325% on AUM over $1 billion	60%
Thrivent Subadvised Growth Fund	0.40% on AUM up to $500 million; and 0.35% on AUM over $500 million	48%
VY Subadvised Growth Fund	When assets exceed $1 billion: 0.35% on AUM up to $1 billion; and 0.325% on AUM over $1 billion	60%

 125. If the Growth Stock Fund’s investment management fees were calculated using the fee rate for the Subadvised Growth Stock Funds,

COMPLAINT

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Growth Stock Fund would pay up to $81.7 million less in fees annually at current asset levels (approximately $42 billion in AUM):

Fee Schedule	Fees Paid (at $42B in AUM)	Difference ($)
Growth Stock Fund	$218,400,000
EQ Subadvised Growth Fund	$147,000,000	$71,400,000
JNL Subadvised Growth Fund	$136,750,000	$81,650,000
LVIP Subadvised Growth Fund	$163,800,000	$54,600,000
MSF Subadvised Growth Fund	$136,750,000	$81,650,000
Optimum Subadvised Growth Fund	$147,187,500	$71,212,500
Penn Subadvised Growth Fund	$136,750,000	$81,650,000
Season Subadvised Growth Fund	$136,750,000	$81,650,000
Thrivent Subadvised Growth Fund	$147,250,000	$71,150,000
VY Subadvised Growth Fund	$136,625,000	$81,775,000

 High Yield Fund

 126. The High Yield Fund’s investment management fee rate of 59 basis points on all AUM is as much as 47.5% higher than the fee rate paid on behalf of the Subadvised High Yield Fund:

Fund	Fee Rate	Difference (%)
High Yield Fund	0.59% on all AUM
Subadvised High Yield Fund	When all assets exceed $500M: 0.40% on all AUM	47.5%

 127. If the High Yield Fund’s investment management fees were calculated using the fee rate for the Subadvised High Yield Fund, the High Yield Fund would pay up to $17.1 million less in fees annually at current asset levels (approximately $9 billion in AUM):

Fee Schedule	Fees Paid (at $29B in AUM)	Difference ($)
High Yield Fund	$53,100,000
Subadvised High Yield Fund	$36,000,000	$17,100,000

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 International Stock Fund

 128. The International Stock Fund’s investment management fee rate of 64 basis points on all AUM is as much as 50.6% higher than the fee rate paid on behalf of the Subadvised International Stock Fund:

Fund	Fee Rate	Difference (%)
International Stock Fund	0.64% on all AUM
Subadvised International Stock Fund	When all assets exceed $500M: 0.425% on all AUM	50.6%

 129. If the International Stock Fund’s investment management fees were calculated using the fee rate for the Subadvised International Stock Fund, the International Stock Fund would pay up to $27.9 million less in fees annually at current asset levels (approximately $13 billion in AUM):

Fee Schedule	Fees Paid (at $29B in AUM)	Difference ($)
International Stock Fund	$83,200,000
Subadvised International Stock Fund	$55,250,000	$27,950,000

 New Income Fund

 130. The New Income Fund’s investment management fee rate of 44 basis points on all AUM is as much as 206.4% higher than the fee rate paid on behalf of the Subadvised New Income Fund:

Fund	Fee Rate	Difference (%)
New Income Fund	0.44% on all AUM
Subadvised New Income Fund	0.14% effective rate	206.4%

 131. If the New Income Fund’s investment management fees were calculated using the fee rate for the Subadvised New Income Fund, the New Income Fund would pay up to $80 million less in fees annually at current asset levels (approximately $27 billion in AUM):

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Fee Schedule	Fees Paid (at $27B in AUM)	Difference ($)
New Income Fund	$118,800,000
Subadvised New Income Fund	$38,776,000	$80,024,000

 Small Cap Fund

 132. The Small Cap Fund’s investment management fee rate of 74 basis points on all AUM is as much as 33.7% higher than the fee rate paid on behalf of the Subadvised Small Cap Fund:

Fund	Fee Rate	Difference (%)
Small-Cap Fund	0.74% on all AUM
Subadvised Small-Cap Fund	0.60% on AUM up to $500 million; and 0.55% on AUM over $500 million	33.7%

 133. If the Small Cap Fund’s investment management fees were calculated using the fee rate for the Subadvised Small Cap Fund, the Small Cap Fund would pay up to $13 million less in fees annually at current asset levels (approximately $7 billion in AUM):

Fee Schedule	Fees Paid (at $29B in AUM)	Difference ($)
Small-Cap Fund	$51,800,000
Subadvised Small-Cap Fund	$38,750,000	$13,050,000

THE HIGHER FEES CHARGED TO THE FUNDS ARE NOT JUSTIFIED BY ADDITIONAL SERVICES PROVIDED TO THE FUNDS

 134. The higher fees paid by each Fund to Defendant pursuant to the IMAs, as compared to the fees paid on behalf of each Subadvised Fund to Defendant, are not justified by any additional services provided to the Funds by Defendant or its affiliates.

 135. In addition to the investment advisory services described above, the IMAs require Defendant to provide certain administrative services to each Fund, including: (i) maintaining each Fund’s corporate existence and corporate records; (ii) registering and qualifying each Fund’s shares under federal laws; (iii) monitoring the financial, accounting and administrative functions of each Fund; (iv) maintaining liaison with the agents employed by

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the Funds, such as the Funds’ custodian and transfer agent; and (v) assisting the Funds in the coordination of such agents’ activities.

 136. The same or substantially the same administrative services can be obtained from unaffiliated service providers through arm’s-length negotiations for less than 5 basis points, or 0.05% of AUM, according to publicly disclosed administrative services agreements for other mutual funds.

 137. As set forth in the following table, Defendant charges each Fund a fee that is 13 – 30 basis points higher than the arm’s-length fee rate charged to the corresponding Subadvised Funds for comparable services:

Fund	Management Fee Rate	Fee Difference Versus Subadvised Funds
Blue Chip Growth Fund	57 basis points	22 – 23.5 basis points
Capital Appreciation Fund	59 basis points	24 basis points
Equity Income Fund	52 basis points	22 basis points
Growth Stock Fund	52 basis points	13 – 19.5 basis points
High Yield Fund	59 basis points	19 basis points
International Stock Fund	64 basis points	21.5 basis points
New Income Fund	44 basis points	30 basis points
Small-Cap Fund	74 basis points	19 basis points

 138. Insofar as the higher fee rate charged to the Funds, relative to the Subadvised Funds, is for administrative services purportedly provided by Defendant to the Funds pursuant to the IMAs, Defendant charges each Fund between 2.6 and 6 times the arm’s-length fee rate for the same or substantially the same administrative services.

 139. Further, the Funds pay additional fees and expenses, separate and apart from the investment management fees charged by Defendant, for certain of the administrative services purportedly provided under the IMAs.

 140. The IMAs require each Fund to “bear all expenses of its organization, operations, and business not specifically assumed or agreed to be paid by [Defendant],” including: (a) “[a]ll expenses of the transfer, receipt, safekeeping, servicing and accounting for the cash securities and other property of the [Fund],…including all charges of depositories, custodians, and other agents”; (b) “[a]ll expenses of maintaining and servicing shareholder accounts, including all charges for transfer, shareholder recordkeeping, dividend disbursing, redemption, and other agents for the benefit of the Fund”; (c) “[a]ll expenses of computing the Fund’s net asset value per share, including the cost of any equipment or services used for obtaining price

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quotations”; (d) “[a]ll charges for equipment or services used for communication between [Defendant] and the custodian, transfer agent or any other agent selected by the [Fund]”; (e) “[a]ll charges for services and expenses of the [Fund’s] legal counsel and independent auditors”; (f) “[a]ll fees and expenses of registering and maintaining the registration of the [Fund] under the [1940 Act] and the registration of the Fund’s shares under the Securities Act of 1933”; (g) “[a]ll fees and expenses imposed on the Fund with respect to the sale of the Fund[‘s] shares under securities laws of various states or jurisdictions, and, under all other laws applicable to the Fund, or its business activities”; and (h) “[a]ll expenses incurred in connection with the issue, redemption, and transfer of the Fund’s shares, including the expense of confirming all share transactions.”

 141. Although the IMAs also require Defendant to “assist in developing all general shareholder communications, including shareholder reports,” the Funds pay additional fees and expenses, separate and apart from the investment management fees charged by Defendant, for shareholder communications.

 142. The IMAs require each Fund to pay “[a]ll expenses of preparing, setting in type, printing, and distributing reports and other communications to shareholders” and “[a]ll expenses of preparing, setting in type, and printing of annual or more frequent revisions of the prospectus and of mailing them to shareholders.”

 143. In addition, each Fund has entered into a Transfer Agency and Service Agreement with T. Rowe Price Services, Inc. (“TRP Services”), an affiliate of Defendant.

 144. The Transfer Agency and Service Agreement requires TRP Services to perform shareholder communications services with respect to each of the Funds, including “responding to shareholder correspondence”; “maintaining telephone, VRU and on-line services to service shareholder accounts”; and “delivering prospectuses, shareholder reports and other required mailings to shareholders.”

 145. Each Fund pays a fee to TRP Services, separate and apart from the fee paid to Defendant pursuant to the IMAs, in exchange for shareholder communications and other services pursuant to the Transfer Agency and Service Agreement.

 146. Insofar as Defendant or its affiliates provide other services to the Funds, beyond the investment management services discussed above, those services are provided pursuant to separate contracts for separate compensation, in addition to the fees paid to Defendant pursuant the IMAs.

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DEFENDANT REALIZED ECONOMIES OF SCALE
AS THE FUNDS’ AUM INCREASED

 147. The Blue Chip Growth Fund’s assets have increased in the past several years, with AUM growing from less than $7.5 billion as of December 31, 2008 to more than $31.3 billion at the end of fiscal year 2015 on December 31,2015. As of February 29, 2016, the Blue Chip Growth Fund’s AUM were approximately $28.9 billion.

 148. As a result of the increase in AUM, the amount of investment management fees paid by the Blue Chip Growth Fund increased by more than 156%, from less than $64.7 million in fiscal year 2008 to more than $165.9 million in fiscal year 2015.

 149. The Capital Appreciation Fund’s AUM increased from less than $7 billion as of the end of fiscal year 2008 to more than $24 billion at the end of fiscal year 2015. As of February 29, 2016, the Fund’s AUM were approximately $23.8 billion.

 150. As a result of the increase in AUM, the amount of investment management fees paid by the Capital Appreciation Fund increased by more than 159%, from less than $54.7 million in fiscal year 2008 to more than $141.5 million in fiscal year 2015.

 151. The Equity Income Fund’s AUM increased from less than $14 billion as of the end of fiscal year 2008 to more than $22.9 billion at the end of fiscal year 2015. As of February 29, 2016, the Fund’s AUM were approximately $21.6 billion.

 152. As a result of the increase in AUM, the amount of investment management fees paid by the Equity Income Fund increased by more than 39%, from less than $104.9 million in fiscal year 2008 to more than $139.4 million in fiscal year 2015.

 153. The Growth Stock Fund’s AUM increased from less than $14.88 billion as of the end of fiscal year 2008 to more than $45 billion at the end of fiscal year 2015. As of February 29, 2016, the Fund’s AUM were approximately $41.6 billion.

 154. As a result of the increase in AUM, the amount of investment management fees paid by the Growth Stock Fund increased by more than 98%, from less than $118.1 million in fiscal year 2008 to more than $233.8 million in fiscal year 2015.

 155. The High Yield Fund’s AUM increased from less than $5.4 billion as of May 31, 2008 to more than $10.4 billion at the end of fiscal year 2015 on May 31, 2015. As of February 29, 2016, the Fund’s AUM were approximately $8.9 billion.

 156. As a result of the increase in AUM, the amount of investment management fees paid by the High Yield Fund increased by more

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than 87%, from less than $31.1 million in fiscal year 2008 to more than $58 million in fiscal year 2015.

 157. The International Stock Fund’s AUM increased from less than $3.9 billion as of October 31, 2008 to more than $14.1 billion at the end of fiscal year 2015 on October 31, 2015. As of February 29, 2016, the Fund’s AUM were approximately $13.2 billion.

 158. As a result of the increase in AUM, the amount of investment management fees paid by the International Stock Fund increased by more than 117%, from less than $41.5 million in fiscal year 2008 to more than $90.1 million in fiscal year 2015.

 159. The New Income Fund’s AUM increased from less than $8.1 billion as of May 31, 2008 to more than $29 billion at the end of fiscal year 2015 on May 31, 2015. As of February 29, 2016, the Fund’s AUM were approximately $27.2 billion.

 160. As a result of the increase in AUM, the amount of investment management fees paid by the New Income Fund increased by more than 260%, from less than $32.3 million in fiscal year 2008 to more than $116.5 million in fiscal year 2015.

 161. The Small Cap Fund’s AUM increased from less than $3.8 billion as of the end of fiscal year 2008 to more than $8.3 billion at the end of fiscal year 2015. As of February 29, 2016, the Fund’s AUM were approximately $6.6 billion.

 162. As a result of the increase in AUM, the amount of investment management fees paid by the Small Cap Fund increased by more than 69%, from less than $39.7 million in fiscal year 2008 to more than $67.1 million in fiscal year 2015.

 163. Defendant realized economies of scale as the Funds’ AUM increased, which reduced the cost, as a percentage of the Funds’ AUM, of providing investment management services to each Fund, and increased the profitability to Defendant of providing those services.

 164. The increase in investment management fees paid to Defendant by each Fund, as detailed in the preceding paragraphs, was not accompanied by a proportionate increase in the work required by or cost to Defendant to provide investment management services to the Funds.

DEFENDANT HAS NOT ADEQUATELY SHARED
THE BENEFITS OF ECONOMIES OF SCALE WITH THE FUNDS

 165. Because investment advisers and managers realize economies of scale as a mutual fund’s AUM increase, the investment management fee rate charged to a mutual fund may decrease as the fund’s AUM increase.

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 166. Mutual fund investment management fee schedules may include breakpoints, which reduce a fund’s fee rate as AUM increase.

 167. Absent breakpoints or other reductions to the fee rate, or if the breakpoints or other reductions do not appropriately reduce the effective fee rate paid by a fund, the benefits of economies of scale accrue to a fund’s investment adviser in the form of higher fees and profits.

 168. Although the fee schedule used to calculate the group fee component of each Fund’s management fee includes breakpoints (see ¶ 73, supra), the combined AUM of the T. Rowe Price Funds have exceeded the final breakpoint in the group fee schedule for many years, such that the Funds have not benefitted from economies of scale as AUM have continued to increase beyond the final breakpoint.

 169. The final breakpoint in the group fee schedule takes effect when the combined AUM of the T. Rowe Price Funds reach $500 billion (see ¶ 73, supra).

 170. The combined AUM of the T. Rowe Price Funds surpassed $500 billion during the year ended December 31, 2012, and AUM have remained above $500 billion since then.

 171. As of December 31, 2015, the combined AUM of the T. Rowe Price Funds were approximately $763 billion, surpassing the final breakpoint in the group fee schedule by $263 billion.

 172. By not instituting additional breakpoints in the group fee schedule, Defendant has failed to appropriately share the benefits of economies of scale as the combined AUM of the T. Rowe Price Funds increased from $500 billion to $763 billion.

 173. Further, the existing breakpoints in the group fee schedule are spaced too far apart and the reduction made by each breakpoint is too small to appropriately share the benefits of economies of scale with the Funds.

 174. Above $50 billion in combined AUM of the T. Rowe Price Funds, breakpoints in the group fee schedule take effect at intervals of $30 billion to $100 billion in AUM, and each breakpoint reduces the group fee rate by half of a basis point, or 0.0050% (see ¶ 73, supra).

 175. As a result, continued growth in the combined AUM of the T. Rowe Price Funds has had a negligible impact on the effective group fee rate charged to each of the Funds.

 176. For example, during 2009, when combined AUM of the T. Rowe Price Funds were $391 billion, the effective group fee rate charged to each of the Funds was 30 basis points.

 177. From 2009 to 2015, the combined AUM of the T. Rowe Price Funds increased by more than 95%, from $391 billion to $763 billion.

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 178. During the same time period, the effective group fee rate charged to each of the Funds decreased by only 1 basis point, from 30 basis points in 2009 to 29 basis points in 2015.

 179. The individual fund fee schedules for the Capital Appreciation Fund, the High Yield Fund, the International Stock Fund, and the Small Cap Fund do not include any breakpoints (see ¶ 77, supra), and the individual fund fee rates for those Funds remain the same regardless of each Fund’s AUM.

 180. Because their individual fund fee schedules for the Capital Appreciation Fund, the High Yield Fund, the International Stock Fund, and the Small Cap Fund do not include breakpoints, the only decreases to the management fee rates charged to those Funds resulting from increases in AUM are due to breakpoints in the group fee schedule.

 181. The decreases to the management fee rates charged to the Capital Appreciation Fund, the High Yield Fund, the International Stock Fund, and the Small Cap Fund due to breakpoints in the group fee schedule have not allowed those Funds to appropriately benefit from economies of scale as each Fund’s AUM have increased in recent years.

 182. Between fiscal year 2011 and fiscal year 2015, the Capital Appreciation Fund’s AUM increased from approximately $11.1 billion to 10 approximately $24 billion, and the effective investment management fee rate paid by the Capital Appreciation Fund decreased by one basis point, from 0.60% to 0.59%

 183. The one basis point decrease in the Capital Appreciation Fund’s effective investment management fee rate from 2011 to 2015 translates into savings to the Fund of approximately $2,436,000 annually based on AUM as of the end of fiscal year 2015.

 184. In contrast, due to the increase in AUM from fiscal year 2011 to 2015, the dollar amount of fees paid by the Capital Appreciation Fund annually increased by approximately $66,319,000, from $65,419,000 in 2011 to more than $141,505,000 in 2015.

 185. The increase in the Capital Appreciation Fund’s AUM from 2011 to 2015 produced benefits to Defendant (increased investment management fees) that are more than 26 times the benefits to the Capital Appreciation Fund (reductions in the investment management fee rate).

 186. Between fiscal year 2011 and fiscal year 2015, the High Yield Fund’s AUM increased from approximately $8.5 billion to approximately $10.4 billion, and the effective investment management fee rate paid by the High Yield Fund decreased by one basis point, from 0.60% to 0.59%.

 187. The one basis point decrease in the High Yield Fund’s effective investment management fee rate from 2011 to 2015 translates into

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savings to the Fund of approximately $1,043,000 annually based on AUM as of the end of fiscal year 2015.

 188. In contrast, due to the increase in AUM from 2011 to 2015, the dollar amount of fees paid by the High Yield Fund increased by approximately $9,555,000 from $48,512,000 in fiscal year 2011 to approximately $58,067,000 in fiscal year 2015.

 189. The increase in the High Yield Fund’s AUM from 2011 to 2015 produced benefits to Defendant (increased investment management fees) that were more than 9 times the benefits to the High Yield Fund (reductions in the investment management fee rate).

 190. Between fiscal year 2011 and fiscal year 2015, the International Stock Fund’s AUM increased from approximately $7.2 billion to approximately $14.1 billion, and the effective investment management advisory fee rate paid by the International Stock Fund decreased by one basis point, 0.65% to 0.64%.

 191. The one basis point decrease in the International Stock Fund’s effective investment management fee rate from 2011 to 2015 translates into savings to the Fund of approximately $1,400,000 annually based on AUM as of the end of fiscal year 2015.

 192. In contrast, due to the increase in AUM from fiscal year 2011 to 2015, the dollar amount of fees paid by the International Stock Fund annually increased by approximately $46,286,000 from $43,900,000 in 2011 to more than $90,186,000 in 2015.

 193. The increase in the International Stock Fund’s AUM from 2011 to 2015 produced benefits to Defendant (increased investment management fees) that are more than 32.8 times the benefits to the International Stock Fund (reductions in the investment management fee rate).

 194. Between fiscal year 2011 and fiscal year 2015, the Small Cap Fund’s AUM increased from approximately $6.7 billion to approximately $8.3 billion, and the effective investment management fee rate paid by the Small Cap Fund decreased by one basis point, from 0.75% to 0.74%.

 195. The one basis point decrease in the Small Cap Fund’s effective investment management fee rate from 2011 to 2015 translates into savings to it of approximately $834,000 annually based on AUM as of the end of fiscal year 2015.

 196. In contrast, due to the increase in AUM from fiscal year 2011 to 2015, the dollar amount of fees paid by the Small Cap Fund annually increased by approximately $13,803,000, from $52,293,000 in 2011 to more than $67,139,000 in 2015.

 197. The increase in the Small Cap Fund’s AUM from 2011 to 2015 produced benefits to Defendant (increased investment management fees)

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that are more than 16.5 times the benefits to the Small Cap Fund (reductions in the investment management fee rate).

 198. The individual fund fee schedules for the Blue Chip Growth Fund, the Equity Income Fund, and the Growth Stock Fund each include a single breakpoint at $15 billion in AUM (see ¶ 77, supra).

 199. The breakpoint in the individual fund fee schedules for the Blue Chip Growth Fund, the Equity Income Fund, and the Growth Stock Fund is set too high, at $15 billion in AUM, and fails to share with those Funds the benefits of economies of scale realized below that threshold.

 200. Further, the AUM of each of the Blue Chip Growth Fund, the Equity Income Fund, and the Growth Stock Fund have exceeded $15 billion for many years, such that the Funds have not appropriately benefited from economies of scale as each Fund’s AUM have continued to increase beyond the breakpoint.

 201. The Blue Chip Growth Fund surpassed its breakpoint at $15 billion during the fiscal year ended December 31, 2012, and its AUM have remained above $15 billion since then.

 202. As of February 29, 2016, the Blue Chip Growth Fund had approximately $28.9 billion in AUM, exceeding the breakpoint in the Fund’s individual fund fee schedule by approximately $13.9 billion.

 203. The Equity Income Fund surpassed its breakpoint at $15 billion during the fiscal year ended December 31, 2009, and its AUM have remained above $15 billion since then.

 204. As of February 29, 2016, the Equity Income Fund had approximately $21.6 billion in AUM, exceeding the breakpoint in the Fund’s individual fund fee schedule by approximately $6.6 billion.

 205. The Growth Stock Fund surpassed its breakpoint at $15 billion during the fiscal year ended December 31, 2008, and its AUM have remained above $15 billion since then.

 206. As of February 29, 2016, the Growth Stock Fund had approximately $41.6 billion in AUM, exceeding the breakpoint in the Fund’s individual fund fee schedule by approximately $26.6 billion.

 207. By not instituting additional breakpoints in the individual fund fee schedules for the Blue Chip Growth Fund, the Equity Income Fund, and the Growth Stock Fund, Defendant has failed to appropriately share the benefits of economies of scale realized as each Fund’s AUM increase beyond the breakpoint in its fee schedule, and has captured the vast majority of those benefits for itself.

 208. For example, between fiscal year 2011 and fiscal year 2015, the Blue Chip Growth Fund’s AUM increased from approximately $11.6 billion to approximately $31.2 billion, and the effective investment management fee rate paid by the Blue Chip Growth Fund decreased by one

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basis point, from 0.58% to 0.57%, due to both breakpoints in the group fee schedule and the breakpoint in the Fund’s individual fund fee schedule.

 209. The one basis point decrease in the Blue Chip Growth Fund’s effective investment management fee rate from 2011 to 2015 translates into a savings to the Fund of approximately $2,347,000 annually based on AUM as of the end of fiscal year 2015.

 210. In contrast, due to the increase in AUM from 2011 to 2015, the dollar amount of fees paid by the Blue Chip Growth Fund increased by approximately $80,891,000, from $69,851,000 in fiscal year 2011 to $165,880,000 in fiscal year 2015.

 211. The increase in the Blue Chip Growth Fund’s AUM from 2011 to 2015 produced benefits to Defendant (increased investment management fees) that were more than 34.5 times the benefits to the Blue Chip Growth Fund (reductions in the investment management fee rate).

 212. Between fiscal year 2011 and fiscal year 2015, the Equity Income Fund’s AUM increased from approximately $21.5 billion to approximately $22.8 billion, and the effective investment management fee rate paid by the Equity Income Fund decreased by one basis point, from 0.53% to 0.52%, due to both breakpoints in the group fee schedule and the breakpoint in the Fund’s individual fund fee schedule.

 213. The one basis point decrease in the Equity Income Fund’s effective investment management fee rate from 2011 to 2015 translates into savings to the Fund of approximately $2,300,000 annually based on AUM as of the end of fiscal year 2015.

 214. In contrast, due to the increase in AUM from fiscal year 2011 to 2015, the dollar amount of fees paid by the Equity Income Fund annually increased by approximately $24,316,000 from $115,100,000 in 2011 to more than $139,416,000 in 2015.

 215. The increase in the Equity Income Fund’s AUM from 2011 to 2015 produced benefits to Defendant (increased investment management fees) that are more than 10.6 times the benefits to the Equity Income Fund (reductions in the investment management fee rate).

 216. Between fiscal year 2011 and fiscal year 2015, the Growth Stock Fund’s AUM increased approximately $18 billion to approximately $45 billion, and the effective investment management fee rate paid by the Growth Stock Fund decreased by one basis point, from 0.53% to 0.52%, due to both breakpoints in the group fee schedule and the breakpoint in the Fund’s individual fund fee schedule.

 217. The one basis point decrease in the Growth Stock Fund’s effective investment management fee rate from 2011 to 2015 translates into savings to the Fund of approximately $3,966,000 annually based on AUM as of the end of fiscal year 2015.

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 218. In contrast, due to the increase in AUM from fiscal year 2011 to 2015, the dollar amount of fees paid by the Growth Stock Fund annually increased by approximately $76,665,000 from $137,117,000 in 2011 to  more than $233,803,000 in 2015.

 219. The increase in the Growth Stock Fund’s AUM from 2011 to 2015 produced benefits to Defendant (increased investment management fees) that are more than 20 times the benefits to the Growth Stock Fund (reductions in the investment management fee rate).

 220. Although the individual fund fee schedule for the New Income Fund includes a breakpoint at $20 billion in AUM (see ¶ 77, supra), the breakpoint is set too high, failing to share any economies of scale realized below $20 billion in AUM.

 221. Further, the reduction to the New Income Fund’s individual fund fee rate is small—a decrease of 2.25 basis points on AUM in excess of $20 billion (see ¶ 77, supra)—and has only a negligible impact on the Fund’s effective fee rate.

 222. As a result, Defendant has failed to appropriately share the benefits of economies of scale realized in managing the New Income Fund, and has captured the vast majority of those benefits for itself.

 223. For example, between fiscal year 2011 and fiscal year 2015, the New Income Fund’s AUM increased approximately $14.8 billion to approximately $29 billion, and the effective investment management fee rate paid by the New Income Fund decreased by one basis point, from 0.45% to 0.44%, due to both breakpoints in the group fee schedule and the breakpoint in the Fund’s individual fund fee schedule.

 224. The one basis point decrease in the New Income Fund’s effective investment management fee rate from 2011 to 2015 translates into savings to the Fund of approximately $2,929,000 annually based on AUM as of the end of fiscal year 2015.

 225. In contrast, due to the increase in AUM from fiscal year 2011 to 2015, the dollar amount of fees paid by the New Income Fund annually increased by approximately $60,564,000 from $55,938,000 in 2011 to more than $116,502,000 in 2015.

 226. The increase in the New Income Fund’s AUM from 2011 to 2015 produced benefits to Defendant (increased investment management fees) that are more than 20.7 times the benefits to the New Income Fund (reductions in the investment management fee rate).

THE FEES DEFENDANT CHARGES TO THE FUNDS ARE NOT NEGOTIATED AT ARM’S LENGTH

 227. The investment management fee rate paid by each Fund under the IMAs is, in effect, determined by Defendant.

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 228. The Board is required to approve the IMAs and the fee rate paid by each Fund to Defendant under the IMAs on an annual basis.

 229. The Board has approved the IMAs each year without devoting the time and attention necessary to independently assess the investment management fee rate paid by each Fund or to effectively represent the interests of Fund shareholders vis-à-vis Defendant.

 230. Serving on the Board is a part-time job for the Trustees, most of whom are employed full-time in senior-level positions in management, finance, or academia, and/or serve on the boards of directors of other public and privately-held companies and institutions.

 231. The Board typically holds 5 meetings annually, and, during these meetings, the Board conducts its oversight responsibilities not only for each of the Funds, but also for the more than 82 other T. Rowe Associates-managed mutual funds that the Board oversees. These responsibilities include approving investment management and other service contracts for each fund, including, among many others, monitoring each fund’s compliance with federal and state law and its stated investment policies; overseeing the daily pricing of each fund’s security holdings; and approving each fund’s prospectus, annual and semi-annual shareholder reports, and other required regulatory filings.

 232. In approving the IMAs, the Board has relied on information and analyses that were prepared by Defendant or were designed to support Defendant’s rationalization for the fees charged to the Funds.

 233. The Board has not considered information or analyses reflecting the interests of the Funds or their shareholders with respect to the investment management fees or has not critically assessed Defendant’s rationalization for those fees.

 234. For example, with respect to the fees paid by other clients, the Board has accepted Defendant’s representations that the lower fees paid by other clients reflect differences in the services provided to those clients. The Board has not appropriately examined whether the investment management services provided to those clients by Defendant are different from the services provided to the Funds under the IMAs or the extent of any such differences.

 235. Nor has the Board considered appropriate information about the cost to Defendant of providing services required by the IMAs which are not provided to other clients to assess whether the difference in fees is warranted by any such differences in the services provided.

 236. The Board has approved the IMAs on the terms proposed by Defendant without negotiating more favorable terms or alternative rates that would benefit the Funds or their shareholders.

 237. The Board has not solicited proposals from other advisers to provide investment management services to the Funds.

COMPLAINT

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 238. The Board has not negotiated a “most favored nation” provision into the IMAs, which would require that the fee rates paid by each Fund be at least as favorable as the lowest rate other clients pay T. Rowe Associates for the same or substantially the same investment management services.

 239. The Board has approved the payment by each Fund of investment management fees that are higher than the fees other clients pay T. Rowe Associates for the same or substantially the same investment management services.

 240. The Board has approved investment management fee rates that enable T. Rowe Associates to retain for itself the vast majority of the benefits of economies of scale resulting from increases in each Funds’ AUM without appropriately sharing those benefits with the Funds.

 241. T. Rowe Associates’ fees for providing investment management services to the Subadvised Funds are negotiated between two sophisticated financial institutions: T. Rowe Associates on the one hand and the adviser of each Subadvised Fund on the other.

 242. The advisers of each Subadvised Fund negotiate at arm’s length with T. Rowe Associates regarding the fees paid to T. Rowe Associates for providing investment management services to each Subadvised Fund.

 243. Each Subadvised Fund’s adviser retains as profit any portion of the investment management fees received from the funds that remains after the sponsors pay T. Rowe Associates’ subadvisory fees.

 244. Each Subadvised Fund’s adviser selects investment subadvisers through a competitive selection process with candidates submitting proposals.

THE EXCESSIVE INVESTMENT MANAGEMENT FEES HARM THE FUNDS

 245. The investment management fees are paid out of each Fund’s assets. Each dollar in fees paid by a Fund directly reduces the value of that Fund’s investment portfolio.

 246. The payment of excessive investment management fees to Defendant harms each Fund on a going forward basis because each Fund loses investment returns and profits it could earn on the amounts paid as fees if those amounts had remained in the Fund’s portfolio and been available for investment.

 247. Each Fund has sustained millions of dollars in damages due to the excessive investment management fees charged by and paid to Defendant.

COMPLAINT

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COUNT I

ON BEHALF OF THE BLUE CHIP GROWTH FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

 248. Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-24, 26-34, 42-48, 70-93, 115-119, 134-148, 163-178, 198-202, 207-211, and 227-247 above as if fully set forth herein.

 249. Plaintiffs assert this Count on behalf of and for the benefit of the Blue Chip Growth Fund.

 250. Defendant is the investment adviser to the Blue Chip Growth Fund.

 251. Under Section 36(b), Defendant owes a fiduciary duty to the Blue Chip Growth Fund with respect to its receipt of investment management fees and other compensation from it.

 252. Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the Blue Chip Growth Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

 253. As a direct, proximate, and foreseeable result of Defendant’s breach of its fiduciary duty under Section 36(b), the Blue Chip Growth Fund has sustained millions of dollars in damages.

 254. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Blue Chip Growth Fund, the actual damages resulting from Defendant’s breach of its fiduciary duty, including the excessive investment management fees paid by the Blue Chip Growth Fund to Defendant and investment returns and profits that would have accrued to the Blue Chip Growth Fund had those fees remained in the portfolio and available for investment.

 255. Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the Blue Chip Growth IMA and restitution of all excessive investment management fees paid by the Blue Chip Growth Fund pursuant to the IMA.

COUNT II

ON BEHALF OF THE CAPITAL APPRECIATION FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

 256. Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-24, 26-33, 35, 42-45, 49-51, 70-90, 94-96, 115-116, 120-121, 134-146, 149-150, 163-185, and 227-247 above as if fully set forth herein.

 257. Plaintiffs assert this Count on behalf of and for the benefit of the Capital Appreciation Fund.

COMPLAINT

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 258. Defendant is the investment adviser to the Capital Appreciation Fund.

 259. Under Section 36(b), Defendant owes a fiduciary duty to the Capital Appreciation Fund with respect to its receipt of investment management fees and other compensation from it.

 260. Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the Capital Appreciation Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

 261. As a direct, proximate, and foreseeable result of Defendant’s breach of its fiduciary duty under Section 36(b), the Capital Appreciation Fund has sustained millions of dollars in damages.

 262. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Capital Appreciation Fund, the actual damages resulting from Defendant’s breach of its fiduciary duty, including the excessive investment management fees paid by the Capital Appreciation to Defendant and investment returns and profits that would have accrued to the Capital Appreciation Fund had those fees remained in the portfolio and available for investment.

 263. Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the Capital Appreciation IMA and restitution of all excessive investment management fees paid by the Capital Appreciation Fund pursuant to the IMA.

COUNT III

ON BEHALF OF THE EQUITY INCOME FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

 264. Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-24, 26-33, 36, 42-45, 52-54, 70-90, 97-99, 115-116, 122-123, 134-146, 151-152, 163-178, 198-200, 203-204, 207, 212-215, and 227-247 above as if fully set forth herein.

 265. Defendant is the investment adviser to the Equity Income Fund.

 266. Under Section 36(b), Defendant owes a fiduciary duty to the Equity Income Fund with respect to its receipt of investment management fees and other compensation from it.

 267. Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the Equity Income Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

COMPLAINT

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 268. As a direct, proximate, and foreseeable result of Defendant’s breach of its fiduciary duty under Section 36(b), the Equity Income Fund has sustained millions of dollars in damages.

 269. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Equity Income Fund, the actual damages resulting from Defendant’s breach of its fiduciary duty, including the excessive investment management fees paid by the Equity Income Fund to Defendant and investment returns and profits that would have accrued to the Equity Income Fund had those fees remained in the portfolio and available for investment.

 270. Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the Equity Income IMA and restitution of all excessive investment management fees paid by the Equity Fund pursuant to the IMA.

COUNT IV

ON BEHALF OF THE GROWTH STOCK FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

 271. Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-24, 26-33, 37, 42-45, 55-57, 70-90, 100-102, 115-116, 124-125, 134-146, 153-54, 163-178, 198-200, 205-207, 216-219, and 227-247 above as if fully set forth herein.

 272. Plaintiffs assert this Count on behalf of and for the benefit of the Growth Stock Fund.

 273. Defendant is the investment adviser to the Growth Stock Fund.

 274. Under Section 36(b), Defendant owes a fiduciary duty to the Growth Stock Fund with respect to its receipt of investment management fees and other compensation from it.

 275. Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the Growth Stock Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

 276. As a direct, proximate, and foreseeable result of Defendant’s breach of its fiduciary duty under Section 36(b), the Growth Stock Fund has sustained millions of dollars in damages.

 277. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Growth Stock Fund, the actual damages resulting from Defendant’s breach of its fiduciary duty, including the excessive investment management fees paid by the Growth Stock Fund to Defendant and investment returns and profits that would have accrued to the Growth

COMPLAINT

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Stock Fund had those fees remained in the portfolio and available for investment.

 278. Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the Growth Stock IMA and restitution of all excessive investment management fees paid by the Growth Stock Fund pursuant to the IMA.

COUNT V

ON BEHALF OF THE HIGH YIELD FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

 279. Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-24, 26-33, 38, 42-45, 58-60, 70-90, 103-105, 115-116, 126-127, 134-146, 155-156, 163-181, 186-189, and 227-247 above as if fully set forth herein.

 280. Plaintiffs assert this Count on behalf of and for the benefit of the High Yield Fund.

 281. Defendant is the investment adviser to the High Yield Fund.

 282. Under Section 36(b), Defendant owes a fiduciary duty to the High Yield Fund with respect to its receipt of investment management fees and other compensation from it.

 283. Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the High Yield Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

 284. As a direct, proximate, and foreseeable result of Defendant’s breach of its fiduciary duty under Section 36(b), the High Yield Fund has sustained millions of dollars in damages.

 285. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the High Yield Fund, the actual damages resulting from Defendant’s breach of its fiduciary duty, including the excessive investment management fees paid by the High Yield Fund to Defendant and investment returns and profits that would have accrued to the High Yield Fund had those fees remained in the portfolio and available for investment.

 286. Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the High Yield IMA and restitution of all excessive investment management fees paid by the High Yield Fund pursuant to the IMA.

COMPLAINT

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COUNT VI

ON BEHALF OF THE INTERNATIONAL STOCK FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

 287. Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-23, 25-33, 39, 42-45, 61-63, 70-90, 106-108, 115-116, 128-129, 134-146, 157-158, 163-181, 190-193, and 227-247 above as if fully set forth herein.

 288. Plaintiffs assert this Count on behalf of and for the benefit of the International Stock Fund.

 289. Defendant is the investment adviser to the International Stock Fund.

 290. Under Section 36(b), Defendant owes a fiduciary duty to the International Stock Fund with respect to its receipt of investment management fees and other compensation from it.

 291. Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the International Stock Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

 292. As a direct, proximate, and foreseeable result of Defendant’s breach of its fiduciary duty under Section 36(b), the International Stock Fund has sustained millions of dollars in damages.

 293. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the International Stock Fund, the actual damages resulting from Defendant’s breach of its fiduciary duty, including the excessive investment management fees paid by the International Stock Fund to Defendant and investment returns and profits that would have accrued to the International Stock Fund had those fees remained in the portfolio and available for investment.

 294. Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the International Stock IMA and restitution of all excessive investment management fees paid by the International Stock Fund pursuant to the IMA.

COUNT VII

ON BEHALF OF THE NEW INCOME FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

 295. Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-24, 26-33, 40, 42-45, 64-66, 70-90, 109-111, 115-116, 130-131, 134-146, 159-160, 163-178, and 220-247 above as if fully set forth herein.

COMPLAINT

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 296. Plaintiffs assert this Count on behalf of and for the benefit of the New Income Fund.

 297. Defendant is the investment adviser to the New Income Fund.

 298. Under Section 36(b), Defendant owes a fiduciary duty to the New Income Fund with respect to its receipt of investment management fees and other compensation from it.

 299. Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the New Income Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

 300. As a direct, proximate, and foreseeable result of Defendant’s breach of its fiduciary duty under Section 36(b), the New Income Fund has sustained millions of dollars in damages.

 301. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the New Income Fund, the actual damages resulting from Defendant’s breach of its fiduciary duty, including the excessive investment management fees paid by the New Income Fund to Defendant and investment returns and profits that would have accrued to the New Income Fund had those fees remained in the portfolio and available for investment.

 302. Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the New Income IMA and restitution of all excessive investment management fees paid by the New Income Fund pursuant to the IMA.

COUNT VIII

ON BEHALF OF THE SMALL CAP FUND
AGAINST DEFENDANT FOR VIOLATION OF SECTION 36(b)

 303. Plaintiffs repeat and reallege each and every allegation contained in ¶¶ 1-24, 26-33, 41-45, 67-90, 112-117, 132-146, 161-181, 194-197, and 227-247 above as if fully set forth herein.

 304. Plaintiffs assert this Count on behalf of and for the benefit of the Small Cap Fund.

 305. Defendant is the investment adviser to the Small Cap Fund.

 306. Under Section 36(b), Defendant owes a fiduciary duty to the Small Cap Fund with respect to its receipt of investment management fees and other compensation from it.

 307. Defendant breached its fiduciary duty under Section 36(b) by charging investment management fees to the Small Cap Fund that are so disproportionately large that they bear no reasonable relationship to the value

COMPLAINT

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of the services provided by Defendant and could not have been the product of arm’s-length bargaining.

 308. As a direct, proximate, and foreseeable result of Defendant’s breach of its fiduciary duty under Section 36(b), the Small Cap Fund has sustained millions of dollars in damages.

 309. Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the Small Cap Fund, the actual damages resulting from Defendant’s breach of its fiduciary duty, including the excessive investment management fees paid by the Small Cap Fund to Defendant and investment returns and profits that would have accrued to the Small Cap Fund had those fees remained in the portfolio and available for investment.

 310. Alternatively, under Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, Plaintiffs seek rescission of the Small Cap IMA and restitution of all excessive investment management fees paid by the Small Cap Fund pursuant to the IMA.

PRAYER FOR RELIEF

 WHEREFORE, Plaintiffs pray for relief and judgment on behalf of and for the benefit of each of the Funds as follows:

 A. declaring that Defendant has violated Section 36(b), 15 U.S.C. § 80a-35(b), through the receipt of excessive investment management fees from each Fund;

 B. permanently enjoining Defendant from further violations of Section 36(b);

 C. awarding compensatory damages against Defendant, including repayment to each Fund of all unlawful and excessive investment management fees paid by each such Fund from one year prior to the commencement of this action through the date of trial, lost investment returns and profits on those amounts, and interest thereon;

 D. rescinding the IMAs between Defendant and the Funds pursuant to Section 47 of the 1940 Act, 15 U.S.C. § 80a-46, including restitution to each Fund of the excessive investment management fees paid to Defendant by each such Fund from one year prior to the commencement of this action through the date of trial, lost investment returns and profits on those amounts, and interest thereon;

 E. awarding Plaintiffs reasonable costs in this action, including attorneys’ fees, expert witness fees, and such other items as may be allowed to the maximum extent permitted by law; and

 F. such other and further relief as the Court may deem just and proper.

COMPLAINT

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COMPLAINT

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JURY TRIAL DEMANDED

 Plaintiffs demand a trial by jury.

Dated: April 27, 2016

    Respectfully submitted,

    MCKOOL SMITH HENNIGAN, P.C.

By /s/ J. Michael Hennigan

J. MICHAEL HENNIGAN

COMPLAINT

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JS 44 (Rev. 12/12) cand rev (1/15/13) Case 3:16-cv-02289 Document 1-1 Filed 04/27/16 Page 1 of 1

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. *(SEE INSTRUCTIONS ON NEXT PAGE OF THIS FORM.)*

I. (a) PLAINTIFFS

(b) County of Residence of First Listed Plaintiff ______
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorneys *(Firm Name, Address, and Telephone Number)*

DEFENDANTS

County of Residence of First Listed Defendant ______
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

Attorneys *(If Known)*

II. BASIS OF JURISDICTION *(Place an "X" in One Box Only)*

* 1 U.S. Government Plaintiff
* 3 Federal Question *(U.S. Government Not a Party)*
* 2 U.S. Government Defendant
* 4 Diversity *(Indicate Citizenship of Parties in Item III)*

III. CITIZENSHIP OF PRINCIPAL PARTIES *(Place an "X" in One Box for Plaintiff and One Box for Defendant)*

(For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	* 1	* 1	Incorporated *or* Principal Place of Business In This State	* 4	* 4
Citizen of Another State	* 2	* 2	Incorporated *and* Principal Place of Business In Another State	* 5	* 5
Citizen or Subject of a Foreign Country	* 3	* 3	Foreign Nation	* 6	* 6

IV. NATURE OF SUIT *(Place an "X" in One Box Only)*

CONTRACT
* 110 Insurance
* 120 Marine
* 130 Miller Act
* 140 Negotiable Instrument
* 150 Recovery of Overpayment & Enforcement of Judgment
* 151 Medicare Act
* 152 Recovery of Defaulted Student Loans (Excludes Veterans)
* 153 Recovery of Overpayment of Veteran's Benefits
* 160 Stockholders' Suits
* 190 Other Contract
* 195 Contract Product Liability
* 196 Franchise

TORTS

PERSONAL INJURY
* 310 Airplane
* 315 Airplane Product Liability
* 320 Assault, Libel & Slander
* 330 Federal Employers' Liability
* 340 Marine
* 345 Marine Product Liability
* 350 Motor Vehicle
* 355 Motor Vehicle Product Liability
* 360 Other Personal Injury
* 362 Personal Injury - Medical Malpractice

PERSONAL INJURY
* 365 Personal Injury - Product Liability
* 367 Health Care/ Pharmaceutical Personal Injury Product Liability
* 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
* 370 Other Fraud
* 371 Truth in Lending
* 380 Other Personal Property Damage
* 385 Property Damage Product Liability

FORFEITURE/PENALTY
* 625 Drug Related Seizure of Property 21 USC 881
* 690 Other

LABOR
* 710 Fair Labor Standards Act
* 720 Labor/Management Relations
* 740 Railway Labor Act
* 751 Family and Medical Leave Act
* 790 Other Labor Litigation
* 791 Employee Retirement Income Security Act

IMMIGRATION
* 462 Naturalization Application
* 465 Other Immigration Actions

BANKRUPTCY
* 422 Appeal 28 USC 158
* 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
* 820 Copyrights
* 830 Patent
* 840 Trademark

SOCIAL SECURITY
* 861 HIA (1395ff)
* 862 Black Lung (923)
* 863 DIWC/DIWW (405(g))
* 864 SSID Title XVI
* 865 RSI (405(g))

FEDERAL TAX SUITS
* 870 Taxes (U.S. Plaintiff or Defendant)
* 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
* 375 False Claims Act
* 400 State Reapportionment
* 410 Antitrust
* 430 Banks and Banking
* 450 Commerce
* 460 Deportation
* 470 Racketeer Influenced and Corrupt Organizations
* 480 Consumer Credit
* 490 Cable/Sat TV
* 850 Securities/Commodities/ Exchange
* 890 Other Statutory Actions
* 891 Agricultural Acts
* 893 Environmental Matters
* 895 Freedom of Information Act
* 896 Arbitration
* 899 Administrative Procedure Act/Review or Appeal of Agency Decision
* 950 Constitutionality of State Statutes

REAL PROPERTY
* 210 Land Condemnation
* 220 Foreclosure
* 230 Rent Lease & Ejectment
* 240 Torts to Land
* 245 Tort Product Liability
* 290 All Other Real Property

CIVIL RIGHTS
* 440 Other Civil Rights
* 441 Voting
* 442 Employment
* 443 Housing/ Accommodations
* 445 Amer. w/Disabilities - Employment
* 446 Amer. w/Disabilities - Other
* 448 Education

PRISONER PETITIONS

Habeas Corpus:
* 463 Alien Detainee
* 510 Motions to Vacate Sentence
* 530 General
* 535 Death Penalty

Other:
* 540 Mandamus & Other
* 550 Civil Rights
* 555 Prison Condition
* 560 Civil Detainee - Conditions of Confinement

V. ORIGIN *(Place an "X" in One Box Only)*

* 1 Original Proceeding
* 2 Removed from State Court
* 3 Remanded from Appellate Court
* 4 Reinstated or Reopened
* 5 Transferred from Another District *(specify)*
* 6 Multidistrict Litigation

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing *(Do not cite jurisdictional statutes unless diversity)*:

Brief description of cause:

VII. REQUESTED IN COMPLAINT:

* CHECK IF THIS IS A CLASS ACTION UNDER RULE 23, F.R.Cv.P.

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND: * Yes * No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE ______ DOCKET NUMBER ______

DATE SIGNATURE OF ATTORNEY OF RECORD

:i *,9,6,21$/ $66,*10(17 &LYLO/5

(Place an "X" in One Box Only) ( ) SAN FRANCISCO/OAKLAND ( ) SAN JOSE ( ) EUREKA

COMPLAINT

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